SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Financial Statements" dated on December 31, 2006 and 2005.

Financial Statements

Telecomunicações de São Paulo S.A. -TELESP

December 31, 2006 and 2005 with Report of Independent Auditors

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

FINANCIAL STATEMENTS December 31, 2006 and 2005

Contents

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets	2
Statements of Income	4
Statements of Shareholders´ Equity	5
Statements of Changes in Financial Position	6
Supplementary Statements of Cash Flows	8
Supplementary Statements of Added Value	9
Notes to Financial Statements	10

Management Report	75

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders Telecomunicações de São Paulo S.A.

1.	We have audited the accompanying individual (Company) and consolidated balance sheets of Telecomunicações de São Paulo S.A. - TELESP and subsidiaries as of December 31, 2006 and 2005, and the related statements of income, shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by management of the Company and subsidiaries, as well as an evaluation of the overall financial statement presentation.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries at December 31, 2006 and 2005, the related results of their operations, changes in their shareholders´ equity and changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4.	We conducted our audits with the objective of issuing an opinion on the overall financial statements referred to in paragraph one above. The statements of cash flows and of added value for the years ended December 31, 2006 and 2005, presented to provide additional information on the Company and its subsidiaries, are not required as an integral part of the statutory financial statements, according to the accounting practices adopted in Brazil. The statements of cash flows and of added value were submitted to the same audit procedures described in paragraph two and, in our opinion, are fairly presented, in all material respects, in relation to the overall financial statements.

São Paulo, February 9, 2007 ERNST & YOUNG Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

A free translation from Portuguese into English of financial statements prepared in accordance with the accounting practices adopted in Brazil

                                 TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of reais)

		Company		Consolidated

	Note	2006	2005	2006	2005

Assets
Current assets		4,516,884	4,122,423	4,679,051	4,166,334

Cash and cash equivalents	5	112,256	440,166	213,036	463,456
Trade accounts receivable, net	6	3,220,205	2,757,297	3,278,047	2,783,268
Deferred and recoverable taxes	7	868,040	648,084	911,624	676,210
Inventories	8	81,391	74,896	81,655	75,101
Other recoverable amounts	9	77,406	46,316	81,979	47,465
Other	10	157,586	155,664	112,710	120,834

Noncurrent assets		13,469,693	13,592,214	13,466,829	13,593,398

Deferred and recoverable assets	7	533,240	429,716	563,039	458,106
Capitalizable investments	11	200,000	-	200,000	-
Escrow deposits	12	382,236	338,420	383,194	338,944
Other	10	60,180	37,582	121,137	106,179

Investments	13	577,216	479,409	241,697	253,565

Property, plant and equipment, net	14	10,566,944	11,464,133	10,748,563	11,531,915

Intangible assets, net	15	854,310	777,359	902,913	826,108

Deferred charges	16	295,567	65,595	306,286	78,581

Total assets		17,986,577	17,714,637	18,145,880	17,759,732

		Company		Consolidated

	Note	2006	2005	2006	2005

Liabilities and shareholders’ equity
Current liabilities		6,122,664	4,459,787	6,261,573	4,484,837

Loans and financing	17	314,026	223,112	314,026	225,011
Debentures	18	1,514,514	21,744	1,514,514	21,744
Trade accounts payable		1,541,189	1,476,235	1,645,770	1,506,971
Taxes payable	19	914,399	835,022	956,415	847,574
Dividends and interest on
shareholders’ equity	21	653,222	903,356	653,222	903,356
Reserves, net	22	100,597	67,733	100,661	67,791
Payroll and related charges	20	186,620	155,627	202,233	162,161
Temporary losses on derivatives		316,318	294,255	316,318	294,255
Other	23	581,779	482,703	558,414	455,974

Noncurrent liabilities		1,253,799	3,050,643	1,274,193	3,070,688

Noncurrent liabilities		1,253,799	3,050,643	1,256,723	3,053,218

Loans and financing	17	509,618	650,853	509,618	650,853
Debentures	18	-	1,500,000	-	1,500,000
Taxes payable	19	45,953	308,128	45,953	308,128
Reserves, net	22	576,605	503,642	576,718	503,813
Reserve for post-retirement benefit
plans	34	74,930	44,963	75,023	44,963
Other	23	46,693	43,057	49,411	45,461

Deferred income		-	-	17,470	17,470

Shareholders´ equity	24	10,610,114	10,204,207	10,610,114	10,204,207

Capital	24.a	6,575,198	5,978,074	6,575,198	5,978,074
Capital reserves	24.b	2,669,729	2,686,973	2,669,729	2,686,973
Income reserves	24.c	659,556	659,556	659,556	659,556
Retained earnings	24.d	705,631	879,604	705,631	879,604

Total liabilities and shareholders’
equity		17,986,577	17,714,637	18,145,880	17,759,732

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
	STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
(In thousands of reais, except earnings per share)

		Company		Consolidated

	Note	2006	2005	2006	2005

Gross operating revenue		20,195,597	20,068,302	20,796,763	20,350,920
Revenue deductions		(5,949,532)	(5,852,413)	(6,153,742)	(5,955,819)

Net operating revenue	25	14,246,065	14,215,889	14,643,021	14,395,101
Cost of services provided	26	(7,562,057)	(7,600,605)	(7,780,510)	(7,716,723)

Gross profit		6,684,008	6,615,284	6,862,511	6,678,378
Operating expenses		(2,476,956)	(2,786,991)	(2,630,821)	(2,842,551)

Selling	27	(1,857,679)	(1,789,100)	(1,924,439)	(1,810,377)
General and administrative	28	(919,888)	(814,258)	(982,623)	(863,920)
Equity in subsidiaries	13	13,630	(32,486)	1,034	(17,829)
Other operating income (expenses), net	30	286,981	(151,147)	275,207	(150,425)
Income from operations before financial
income (expenses)		4,207,052	3,828,293	4,231,690	3,835,827
Financial income	29	528,232	717,402	538,108	722,191
Financial expenses	29	(1,638,467)	(2,148,557)	(1,649,163)	(2,162,523)

Operating income		3,096,817	2,397,138	3,120,635	2,395,495
Non-operating income, net	31	23,024	37,310	23,623	37,799

Income before taxes		3,119,841	2,434,448	3,144,258	2,433,294
Income and social contribution taxes	32	(1,083,690)	(872,501)	(1,108,107)	(871,347)
Reversal of interest on shareholders’
equity	24	780,000	980,000	780,000	980,000
Net income		2,816,151	2,541,947	2,816,151	2,541,947

Number of shares outstanding at the balance
sheet date – in thousands	24	505,841	492,030
Earnings per share - R$		5.5673	5.1662

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2006 and 2005

(In thousands of reais)

						Income
			Capital reserves			reserves

				Donations
				and subsidies				Total
		Share	Treasury	for	Tax	Legal	Retained	shareholders’
	Capital	premium	shares	investments	incentives	reserve	earnings	equity

Balances at December 31, 2004	5,978,074	2,737,087	-	7,997	188	659,556	2,015,730	11,398,632

Investment grants	-	-	-	593	-	-	-	593
Unclaimed dividends and interest on shareholders’ equity , net of	-	-	-	-	-	-	91,927	91,927
taxes
Purchase of own shares after reverse split of shares	-	-	(58,892)	-	-	-	-	(58,892)
Net income for the year	-	-	-	-	-	-	2,541,947	2,541,947
Proposed allocation of income:
Dividends	-	-	-	-	-	-	(2,790,000)	(2,790,000)
Interest on shareholders’ equity	-	-	-	-	-	-	(833,000)	(833,000)
Income tax on interest on shareholders’ equity	-	-	-	-	-	-	(147,000)	(147,000)

Balances at December 31, 2005	5,978,074	2,737,087	(58,892)	8,590	188	659,556	879,604	10,204,207

Merged capital – TDBH	597,124	-	-	-	-	-	-	597,124
Merged loss for the period – TDBH	-	-	-	-	-	-	(41,476)	(41,476)
Donations and subsidies for investments	-	-	-	475	-	-	-	475
Canceling of treasury stock as per minutes of 22nd Special General
Meeting of 3/9/2006	-	(58,892)	58,892	-	-	-	-	-
Shareholders’ right to withdraw due to merger of TDBH	-	-	(17,719)	-	-	-	-	(17,719)
Unclaimed dividends and interest on shareholders’ equity , net of	-	-	-	-	-	-	180,956	180,956
taxes
Net income for the year	-	-	-	-	-	-	2,816,151	2,816,151
Proposed allocation of income:
Dividends	-	-	-	-	-	-	(2,349,604)	(2,349,604)
Interest on shareholders’ equity	-	-	-	-	-	-	(663,000)	(663,000)
Income tax on interest on shareholders’ equity	-	-	-	-	-	-	(117,000)	(117,000)

Balances at December 31, 2006	6,575,198	2,678,195	(17,719)	9,065	188	659,556	705,631	10,610,114

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2006 and 2005
(In thousands of reais)

	Company		Consolidated

	2006	2005	2006	2005

Sources of funds
From operations
Net income for the year	2,816,151	2,541,947	2,816,151	2,541,947

Items not affecting working capital	2,671,845	2,709,789	2,733,178	2,733,321

Depreciation and amortization	2,600,994	2,646,025	2,641,554	2,675,136
Monetary and exchange variations of noncurrent
receivables and payables, net	45,243	(86,551)	45,252	(89,811)
Interest on loans and financing	9,907	12,677	13,689	18,923
(Gain) loss from equity in subsidiaries	(13,630)	32,486	(1,034)	17,829
Loss on disposal of fixed assets and investment	5,561	6,420	5,787	6,569
Reserves	(119,803)	101,937	(119,788)	101,995
Realization (accrual) of tax credits	79,125	(44,872)	77,715	(44,439)
Amortization of investment goodwill	34,481	41,355	34,482	41,355
Reserve for pension plans – Resolution CVM
371/2000	29,967	312	30,059	312
Provision for losses – Barramar credits	-	-	5,462	5,452

Total funds from operations	5,487,996	5,251,736	5,549,329	5,275,268

Increase in noncurrent liabilities	17,524	335,332	25,774	336,327

Loans and financing	-	325,683	-	325,683
Related parties	-	-	4,350	609
Other liabilities	17,524	9,649	21,424	10,035

Other sources	401,084	308,212	416,123	307,802

Donations and subsidies for investment	475	593	475	593
Transfer from noncurrent to current assets	99,520	146,233	114,586	144,864
Transfer from fixed assets to prepaid expenses	19,605	-	19,605	-
Proceeds from sale of fixed assets and investments	16,709	28,379	16,783	29,299
Escrow deposits	76,478	36,510	76,558	36,510
Unclaimed dividends and interest on shareholders’
equity	180,956	91,927	180,956	91,927
Merged working capital - TDBH	7,128	-	7,128	-
Other	213	4,570	32	4,609

Total sources of funds	5,906,604	5,895,280	5,991,226	5,919,397

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION (Continued)
Years ended December 31, 2006 and 2005
	(In thousands of reais)

	Company		Consolidated

	2006	2005	2006	2005

Uses of funds
Increase in noncurrent assets	2,430,568	2,018,428	2,562,273	2,031,809

Recoverable ICMS (State VAT)	105,111	189,266	106,068	189,266
Deferred charges	24,874	842	24,874	842
Related parties	7,142	-	18,928	-
Escrow deposits	485,465	163,702	485,595	163,742
Capitalizable investments	200,000	-	200,000	-
Other	4,999	3,477	5,448	3,477
Investments	-	21,055	-	-
Property, plant and equipment	1,602,977	1,640,086	1,721,360	1,674,482

Other uses of funds	4,744,452	4,173,828	4,692,972	4,204,149

Interest on shareholders’ equity and dividends	3,129,604	3,770,000	3,129,604	3,770,000
Treasury shares - Capital reserve	17,719	58,892	17,719	58,892
Cancellation of TDBH shares	41	-	41	-
Spin-off working capital - TEmpresas	167,393	-	-	-
Changes in merged working capital	-	-	95,163	-
Transfer from noncurrent to current liabilities	1,429,695	344,936	1,450,445	369,531
Other	-	-	-	5,726

Total uses of funds	7,175,020	6,192,256	7,255,245	6,235,958

Decrease in working capital	(1,268,416)	(296,976)	(1,264,019)	(316,561)

Current assets
At beginning of year	4,122,423	4,098,160	4,166,334	4,161,865
At end of year	4,516,884	4,122,423	4,679,051	4,166,334
	394,461	24,263	512,717	4,469
Current liabilities
At beginning of year	4,459,787	4,138,548	4,484,837	4,163,807
At end of year	6,122,664	4,459,787	6,261,573	4,484,837
	1,662,877	321,239	1,776,736	321,030

Changes in working capital	(1,268,416)	(296,976)	(1,264,019)	(316,561)

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

SUPPLEMENTARY STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005

		Company	Consolidated

	2006	2005	2006	2005

Cash from operations
Net income for the year	2,816,151	2,541,947	2,816,151	2,541,947
Items not affecting cash

Expenses (revenues) not affecting cash	2,987,867	2,884,534	3,058,775	2,915,009

Depreciation and amortization	2,600,994	2,646,025	2,641,554	2,675,136
Monetary and exchange variations	(70,578)	(247,194)	(70,531)	(247,152)
(Gain) loss from equity in subsidiaries	(13,630)	32,486	(1,034)	17,829
Loss on disposal of assets	5,561	6,420	5,787	6,569
Goodwill amortization	34,481	41,355	34,481	41,355
Allowance for doubtful accounts	401,072	405,130	412,997	415,273
Pension and other post-retirement benefits	29,967	312	30,059	312
Other	-	-	5,462	5,687

(Increase) decrease in operating assets:	(1,172,670)	(704,185)	(1,154,715)	(744,150)

Trade accounts receivable	(869,797)	(460,620)	(826,158)	(502,541)
Other current assets	(134,740)	(57,377)	(161,656)	(37,858)
Other noncurrent assets	(168,133)	(186,188)	(166,901)	(203,751)

Increase (decrease) in operating liabilities:
	196,544	796.158	286,905	824,420

Payroll and related charges	10,723	26,611	17,619	18,206
Accrued trade accounts payable	26,834	320,347	89,366	323,170
Taxes, fees and contributions	60,941	46,762	85,323	50,242
Other current liabilities	152,523	380,003	149,809	399,156
Accrued interest	(4,345)	(16,607)	(4,292)	(13,890)
Income and social contribution taxes	49,284	(68,995)	51,679	(70,146)
Reserve for labor, tax and civil contingencies	(98,773)	146,589	(98,748)	146,640
Other noncurrent liabilities	(643)	(38,552)	(3,851)	(28,958)

Total cash from operations	4,827,892	5,518,454	5,007,116	5,537,226

Cash generated from (used in) investment activities

Additions to investments, net of acquired cash	-	(21,055)	-	(21,055)
Advance payment for investment acquisition	(200,000)	-	(200,000)	-
Acquisition of fixed and intangible assets, net of donations	(1,602,503)	(1,639,493)	(1,720,886)	(1,673,889)
Cash from sales of fixed assets and investment	16,709	28,378	16,783	29,299
Merged cash	9	-	18,584	-

Total cash from investment activities	(1,785,785)	(1,632,170)	(1,885,519)	(1,665,645)

Cash generated from (used in) financing activities

Amortization of loans	(1,380,995)	(1,695,808)	(1,382,621)	(1,720,014)
Loan funding	1,254,379	1,621,230	1,254,379	1,622,421
Payment net of derivatives contracts	(143,900)	(351,108)	(144,274)	(356,384)
Acquisition of treasury stock	(17,719)	(58,892)	(17,719)	(58,892)
Dividends and interest on shareholders’ equity paid	(3,081,782)	(3,133,833)	(3,081,782)	(3,133,833)

Total cash from financing activities	(3,370,017)	(3,618,411)	(3,372,017)	(3,646,702)

Increase (decrease) in cash and cash equivalents	(327,910)	267,873	(250,420)	224,879

Cash and cash equivalents at beginning of year	440,166	172,293	463,456	238,577
Cash and cash equivalents at end of year	112,256	440,166	213,036	463,456

Changes in cash during the year	(327,910)	267,873	(250,420)	224,879

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF ADDED VALUE
Years ended December 31, 2006 and 2005

	Company		Consolidated

	2006	2005	2006	2005

Revenues	20,079,302	19,554,284	20,648,186	19,827,370
Input products acquired from third parties	(6,385,095)	(6,526,757)	(6,571,169)	(6,668,529)

Gross added value	13,694,207	13,027,527	14,077,017	13,158,841
Retentions	(2,635,475)	(2,687,379)	(2,676,035)	(2,716,491)

Depreciation and amortization	(2,635,475)	(2,687,379)	(2,676,035)	(2,716,491)

Net added value produced	11,058,732	10,340,148	11,400,982	10,442,350

Added value received upon transfer	541,862	684,916	539,142	704,362

(Gain) loss from equity in subsidiaries	13,630	(32,486)	1,034	(17,829)
Financial income	528,232	717,402	538,108	722,191

Total added value to be distributed	11,600,594	11,025,064	11,940,124	11,146,712

Distribution of added value	11,600,594	11,025,064	11,940,124	11,146,712

Payroll and related charges	600,322	470,609	658,359	498,114
Reserve for labor, tax and civil contingencies,
net	114,032	87,045	114,053	87,090
Taxes, fees and contributions	7,053,402	6,583,223	7,270,036	6,662,138
Financial expenses	776,031	1,085,999	784,069	1,098,279
Rent and leasing operations	240,656	256,241	297,456	259,144
Dividends and interest on shareholders’
equity	2,110,520	1,662,343	2,110,520	1,662,343
Retained earnings	705,631	879,604	705,631	879,604

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS December 31, 2006 and 2005 (In thousands of reais)

1.	Operations and Background
a) Ownership control

Telecomunicações de São Paulo S.A. – Telesp, hereinafter referred to as the “Company” or “Telesp”, is headquartered at Rua Martiniano de Carvalho 851, in the São Paulo state capital. Telesp is part of the Telefónica Group, leader in the telecommunications sector in Spain and present in several European and Latin American countries. At December 31, 2006, Telefónica S.A., the ultimate parent company, holds total indirect interest in the Company´s capital of 87.95%, of which 85.57% are common shares and 89.13% are preferred shares.

b)	Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy brand. The Company’s area of operation reaches approximately 95.0% of the São Paulo State, and approximately 97.8% of its population, including the municipality of São Paulo, the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

c)	STFC Concession Agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

1.	Operations and Background (Continued)

	c)	STFC Concession Agreement (Continued)

The extension of the Company’s STFC Concession Agreement, signed on December 22, 2005, became effective on January 1, 2006, granted on a remunerated basis, and is valid until December 31, 2025. This agreement enables the possibility of amendments on December 31, 2010, 2015 and 2020. This condition enables ANATEL to establish new requirements and universalization and quality targets, based on the conditions in force at the time of the renewal.

Pursuant to the Concession Agreement, all assets owned by the Company’s equity and indispensable to the rendering of the services described on such agreement are considered reversible and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement, as per prevailing regulations. As of December 31, 2006, the net book value of such returnable assets is estimated at R$8,027,464 (R$9,129,592 as of December 31, 2005), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

Every two years, over the twenty-year agreement term, the Company shall pay a renewal fee equivalent to 2% (two percent) of STFC revenues from the year previous to the payment, net of taxes and contributions (Note 4.k). The first payment of such biannual payment will occur, exceptionally, in April 2007, based on STFC net revenues in 2006.

	d)	Controlled Telecommunications service providers and subsidiaries

		A.	Telecom S.A.

		A.	Telecom S.A. (formerly Assist Telefônica S.A.), is a private company wholly- owned by Telesp. This company is specialized in rendering data communication services and services related to maintenance of the client´s internal telephone network, as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

1.	Operations and Background (Continued)

	d)	Controlled Telecommunications service providers and subsidiaries (Continued)

A. Telecom S.A. (Continued)

(i)	Digital Condominium: integrated equipment and service solution for voice, data and image transmission in commercial buildings;

(ii)	Installation, maintenance, exchange and extension of new internal cable points in homes and companies;

(iii)	iTelefônica, free internet access provider;

(iv)	Speedy Wi-Fi, broadband service for wireless internet access; and

(v)	Speedy Corp, broadband service provider specifically developed for the corporate market.

Aliança Atlântica Holding B.V.

This company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

1.	Operations and Background (Continued)

	d)	Controlled Telecommunications service providers and subsidiaries (Continued)

Companhia ACT de Participações

The business purpose is to render technical advisory services for preparation of projects for conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitoring of status of activities related to the Consortium. Currently, Telesp holds 50% interest in this company.

Telefônica Empresas S.A.

The business purpose of this company is the rendering and exploration of telecommunications services, in addition to preparation, implementation and installation of projects related to integrated corporate solutions and consulting services regarding telecommunications and activities related to rendering of technical assistance, equipment maintenance and telecommunications network services. Telefônica Empresas became a wholly-owned subsidiary of the Company after the capital reorganization process ocurred in July 2006 (Note 2.b).

2.	Corporate Restructuring in 2006

	a)	Merger of Atrium Telecomunicações Ltda. into A.Telecom S.A.

On March 1, 2006 the then subsidiary Santo Genovese Participações Ltda., after having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A.Telecom S.A., being extinguished as a result of such operation. A. Telecom remained a wholly-owned subsidiary of Telesp, and also began carrying out the activities formerly performed by Atrium.

The purpose of this operation was to maximize synergies through the unification of activities within a single company, rationalize management and streamline administrative structure, while offering its customers broader and more integrated services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

2.	Corporate Restructuring in 2006 (Continued)

	b)	Acquisition of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A.

On March 9, 2006, Telesp and Telefônica Data Brasil Holding S.A. (TDBH), both under the Telefónica Group control, announced a proposal to restructure the Multimedia Communications Service (“SCM”) activities of Telefônica Empresas S.A. and Telesp. The operation included the following stages:

(i)	merger of TDBH by Telesp, whereby TDBH members receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. would become a wholly-owned subsidiary of Telesp. Telesp would succeed TDBH in all its rights and obligations; and

(ii)	partial spin-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services is already provided by Telesp.

On April 28, 2006 the Special General Meetings of the companies approved the corporate restructuring proposal. In view of the preliminary injunction in connection with a judicial proceeding filed against TDBH, proposed by its minority shareholders to the 14th Civil Court of the Central Jurisdiction of the São Paulo State Capital, its effects were temporarily suspended until reassessment of the decision by the Superior Reporting Court Judge of Appeal No. 448.590 -4/3 in the 10th Panel of Private Law of the São Paulo State Court of Justice.

On July 25, 2006, the referred injunction was revoked, and the corporate reorganization impacts became effective as from the publication of the lawsuit on July 28, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

2.	Corporate Restructuring in 2006 (Continued)

	b)	Acquisition of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A. (Continued)

The Company merged the net assets of Telefônica Data Brasil Holding S.A. –TDBH, based on book value as of December 31, 2005, according to valuation report prepared by a specialized company, including the financial flows occurred until July 31, 2006. The net merged assets were as follow:

TDBH

Assets
Current	7,415
Noncurrent	548,560

555,975

Liabilities
Current	287
Noncurrent	-

287

Net merged assets	555,688

The financial statements for 2005, presented for comparison purposes, do not include the effects of such reorganization, which were not considered material for presentation of the combined pro forma amounts.

3. Presentation of the Financial Statements

The individual and consolidated financial statements as of December 31, 2006 and 2005 were prepared in accordance with accounting practices adopted in Brazil, with observance of the accounting standards established by the Brazilian Corporation Law and the Brazilian Securities Commission (CVM).

Authorization to conclude the preparation of such financial statements was granted in the Board of Directors’ meeting held on February 9, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

3.	Presentation of the Financial Statements (Continued)

Assets and liabilities are classified under current when the realization or settlement is estimated to occur within the following twelve months. Otherwise, they are recorded under noncurrent items.

The process of preparation of the financial statements involves the use of accounting estimates. Such estimates were based on objective and subjective factors, based on management’s judgment to determine the adequate value to be recorded in the financial statements.

Transactions involving estimates could result in amounts different from those recorded in the financial statements when their realization takes place in subsequent periods, due to inaccuracies inherent to estimates. The Company reviews its estimates and assumptions on a periodic basis.

The consolidated financial statements include balances and transactions of wholly and jointly-owned subsidiaries, according to the interests described below:

Subsidiaries	2006	2005

A.Telecom S.A.	100%	100%
Telefonica Empresas S.A.	100%	-
Aliança Atlântica Holding B.V.	50%	50%
Companhia AIX de Participações	50%	50%
Companhia ACT de Participações	50%	50%
Santo Genovese Participações Ltda.	-	100%

As the corporate restructuring described in Note 2.b took place on July 28, 2006, the consolidated results of operations of the Company include the results of the subsidiary Telefônica Empresas as from August 2006. Balance sheet balances were fully consolidated on December 31, 2006. The financial statements for 2005, presented for comparison purposes, do not include the retroactive application of this operation.

All assets, liabilities, revenues and expenses resulting from intercompany transactions and equity pickup have been eliminated for consolidation purposes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

3.	Presentation of the Financial Statements (Continued)

In order to provide additional information, the Company is also presenting the statements of cash flows and of added value. Such statements were prepared based on Accounting Standard and Procedure (NPC) No. 20, issued by the Brazilian Institute of Independent Public Accountants (IBRACON), and on Resolution No. 1010, of the Federal Accounting Board (CFC), respectively.

Certain accounts in the financial statements of 2005 were reclassified in order to be compared with the current year. Such reclassifications were not considered material in relation to the overall financial statements and took into consideration the requirements of Resolution No. 488/05 for both years.

4.	Summary of Principal Accounting Practices

	a)	Cash and cash equivalents

Cash equivalents are temporary investments with immediate liquidity or for redemption in up to 90 days. They are recorded at cost, plus earnings accrued to the balance sheet date.

	b)	Trade accounts receivable, net

These are valued by the rendered service amount, according to the contract conditions, adjusted by estimated amount of eventual losses due to default payment. They include services already billed and those not yet billed on the balance sheet date. Allowance for doubtful accounts is recorded in an amount considered sufficient to cover possible losses.

	c)	Balances and transactions in foreign currency

Transactions in foreign currency were translated using the exchange rate at the transaction date. Assets and liabilities denominated in foreign currency are recorded in the amount equivalent in reais translated at the exchange rate on the balance sheet date. Exchange variations resulting from operations in foreign currency were recognized in income.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

4.	Summary of Principal Accounting Practices (Continued)

	d)	Inventories

Inventories are stated at average acquisition cost, net of adjustment to realization value, and segregated into plant expansion and inventories for consumption, maintenance or resale. Inventories for use in expansion are classified as “Construction in progress”, in property, plant and equipment, and those for consumption, maintenance or resale are classified as “Inventories” in current assets.

	e)	Investments

In the Company, interest in wholly and jointly-owned subsidiaries are valued by the equity method. Other investments are recorded by their acquisition cost, reduced by allowance for probable losses, when applicable. For the consolidated financial statements, all investments valued by the equity method are consolidated (see Note 3). The subsidiaries are consolidated with base date December 31, 2006 for each year.

	f)	Fixed and intangible assets, net

Fixed and intangible assets, net are stated at acquisition and/or construction cost, less accumulated depreciation.

Expenses incurred with maintenance and repair, when representing improvement (increase in the installed capacity or useful life), are capitalized, whereas other expenses are charged to income, observing the accrual method of accounting.

Depreciation is calculated by the straight-line method. Depreciation rates adopted are in accordance with the useful life of assets and with the Public Telecommunications Service standards. The main rates applied are shown in Notes 14 and 15.

	g)	Deferred charges

Deferred charges comprise: (i) pre-operating expenses, stated at acquisition cost and amortized over 5 years in the Company, whereas, in consolidated, pre-operating expenses of the subsidiary AIX are amortized over 10 years; (ii) goodwill in acquisition of the IP network, amortized over 10 years; (iii) Spanish and Figueira goodwill resulting from the corporate restructuring of 2001, merged of TDBH, amortized over 5 years (see Note 16).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

4.	Summary of Principal Accounting Practices (Continued)

	h)	Income and social contribution taxes

Corporate income and social contribution taxes on net profit are accounted for on the accrual basis, presented net of monthly payments made during the year. Deferred taxes attributed to temporary differences and income and social contribution tax loss carryforwards are recorded in assets, based on the assumption of future realization within the parameters established by CVM Instruction No. 371/2002.

	i)	Reserve for contingencies

These are determined based on management’s judgment, and include situations in which the risk of future disbursement is probable on the balance sheet date. Reserves are presented net of the related escrow deposits, classified under labor, tax and civil natures (Note 22).

	j)	Revenue recognition

Revenues related to services rendered are recorded on the accrual basis. Unbilled revenue from the date of the last billing to the balance sheet date is recognized in the month in which the service is rendered. Revenue from the sale of public phone cards is deferred and recognized in income based on the estimated use of cards.

	k)	Concession agreement renewal fee

This amount must be paid every odd year, during the effectiveness of the concession agreement, and is equivalent to 2% of net revenues with STFC for the previous year, provided for in agreement. Related expenses are recognized proportionally, during the corresponding 24 months (Note 23).

	l)	Financial expenses, net

These represent interest, monetary and exchange variations arising from financial investments, debentures, loans and financing obtained and granted, as well as the results of derivative operations (hedge).

Debited interest on shareholders’ equity is included in this item. For presentation purposes, the amounts declared in the year were reversed from the statement of income and charged to retained earnings, in shareholders´ equity.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

4.	Summary of Principal Accounting Practices (Continued)

	m)	Post-retirement benefit plans

The Company sponsors individual and multiemployer post-retirement and health assistance plans to its employees. Actuarial liabilities were calculated using the projected unit credit method, as provided for by CVM Deliberation No. 371/2000. Other considerations related to such plans are described in Note 34.

	n)	Derivatives

Gains or losses on derivatives are recorded monthly in income. Balances of derivative operations (exchange swaps) are described in Notes 29 and 36.

	o)	Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet date.

5.	Cash and Cash Equivalents

	Company		Consolidated

	2006	2005	2006	2005

Cash and banks	27,497	36,281	39,871	38,997
Temporary cash investments	84,759	403,885	173,165	424,459

Total	112,256	440,166	213,036	463,456

Temporary cash investments are liquid investments restated based on the Interbank Deposit Certificate (CDI) rate variation and are held with creditworthy banks.

	TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

	NOTES TO THE FINANCIAL STATEMENTS (Continued)
	December 31, 2006 and 2005
	(In thousands of reais)

6.	Trade Accounts Receivable, Net

		Company		Consolidated

		2006	2005	2006	2005

	Billed amounts	2,487,206	2,178,028	2,498,982	2,204,490
	Unbilled amounts	1,276,821	1,146,055	1,339,943	1,153,231

	Gross accounts receivable	3,764,027	3,324,083	3,838,925	3,357,721

	Allowance for doubtful accounts	(543,822)	(566,786)	(560,878)	(574,453)

	Total	3,220,205	2,757,297	3,278,047	2,783,268

	Current	2,386,295	2,176,410	2,511,292	2,172,579
	Past-due – 1 to 30 days	486,366	461,827	482,450	473,348
	Past-due – 31 to 60 days	183,160	121,943	167,145	127,630
	Past-due – 61 to 90 days	118,493	55,175	97,949	59,693
	Past-due – 91 to 120 days	87,841	35,393	75,856	40,306
	Past-due – more than 120 days	501,872	473,335	504,233	484,165

	Total	3,764,027	3,324,083	3,838,925	3,357,721

7.	Deferred and Recoverable Taxes

			Company	Consolidated

		2006	2005	2006	2005

	Withholding taxes	84,507	59,874	88,645	61,484
	Recoverable income and social contribution taxes	9,221	4,742	14,716	5,869

	Deferred taxes	944,967	770,392	989,171	809,647

	Tax loss carryforwards – Income tax	-	-	15,839	20,831
	Tax loss carryforwards – Social	-	-	5,703	7,500
	contribution tax
	Reserve for contingencies	299,942	326,442	300,030	326,520
	Post-retirement benefit plans	25,476	15,287	25,508	15,288
	Allowance for doubtful accounts	140,403	98,836	144,790	101,408
	Allowance for reduction of inventory to market
	value	33,929	38,704	33,975	38,750
	Merged tax credit (*)	128,413	-	128,413	-
	Income tax on other temporary differences	232,944	214,060	246,259	220,110
	Social contribution tax on other temporary
	differences	83,860	77,063	88,654	79,240

	ICMS (state VAT) (**)	355,435	227,694	367,696	230,859
	Other	7,150	15,098	14,435	26,457

	Total	1,401,280	1,077,800	1,474,663	1,134,316

	Current	868,040	648,084	911,624	676,210
	Noncurrent	533,240	429,716	563,039	458,106

(*)	Amount merged as a result of the partial spin-off of Telefonica Empresas S.A. (Note 2.b).

(**)	Refers mostly to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

7.	Deferred and Recoverable Taxes (Continued)

Deferred income tax and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 18, 2006, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of December 31, 2006 as follows:

Year	Company	Consolidated

2007	397,037	420,976
2008	204,956	209,487
2009	157,665	161,033
2010	87,437	91,159
Thereafter	97,872	106,516

Total	944,967	989,171

The recoverable amounts above are based on projections subject to changes in the future.

Merged tax credit

As commented in Note 2.b, as a result of the capital reorganization process of July 28, 2006, the goodwill generated as a result of acquisition, in 2001, of investment at Figueira Administração e Participações S.A., owner of operating assets of Banco Itaú S.A.’s telecommunications network, was merged by the Company, as were the investments in Galáxia Administrações e Participações S.A., a company having Multimedia Communication Service (SCM) authorization.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

7. Deferred and Recoverable Taxes (Continued)

The book entries maintained for Company’s corporate and tax purposes were made in specific goodwill and provision accounts (merged), and the corresponding amortization, provision reversal and tax credit realization are as follows:

Company

Balance Sheet	Dec/2006

Goodwill, net of accumulated amortization	377,686
Provision, net of reversals	(249,273)

Net amount – tax credit	128,413

Company
Statement of Income	Dec/2006

Goodwill amortization in the year	(34,203)
Reversal of provision in the year	22,574
Tax credit in the year	11,629

Effect on P&L in the year	-

For calculation of the tax credits resulting from acquisition, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of provision reversal and of the corresponding tax credit, had no impact on P&L for the period ended December 31, 2006.

For purposes of presentation, the net amount of R$128,413 (R$100,396 under noncurrent assets and R$28,017 under current assets), basically representing merged tax credit, was classified in the balance sheet as deferred and recoverable taxes, according to CVM Instruction No. 349, dated March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses, and the related tax credit is recognized as provision for income and social contribution taxes.

	TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

	NOTES TO THE FINANCIAL STATEMENTS (Continued)
	December 31, 2006 and 2005
		(In thousands of reais)

8.	Inventories

		Company		Consolidated

		2006	2005	2006	2005

	Consumption materials	94,790	84,888	94,883	84,897
	Resale items	72,979	90,010	73,285	90,341
	Public telephone prepaid cards	13,063	13,200	13,063	13,200
	Scraps	351	634	351	634
	Allowance for reduction to
	market value and obsolescence	(99,792)	(113,836)	(99,927)	(113,971)

	Total current	81,391	74,896	81,655	75,101

The allowance for reduction to market value and obsolescence takes into consideration timely analyses carried out by the Company.

9.	Other Recoverable Amounts

		Company		Consolidated

		2006	2005	2006	2005

	Advances to employees	5,837	5,246	6,859	5,498
	Advances to suppliers	45,174	24,632	48,041	25,144
	Escrow deposits	19,294	13,106	19,294	13,106
	Other recoverable amounts	7,101	3,332	7,785	3,717

	Total current	77,406	46,316	81,979	47,465

10.	Other Assets

		Company		Consolidated

		2006	2005	2006	2005

	Prepaid expenses	75,597	66,768	75,647	65,443
	Receivables from Barramar S.A. (*)	-	-	65,579	71,041
	Intercompany receivables	123,274	90,411	71,054	54,043
	Onlending of foreign currency loans	1,283	1,584	1,283	1,584
	Tax incentives, net of allowance	411	411	411	411
	Amounts linked to National Treasury	9,763	9,028	9,763	9,028
	Securities
	Receivables - sale of properties/scraps	1,219	11,607	1,219	11,607
	Other assets	6,219	13,437	8,891	13,856

	Total	217,766	193,246	233,847	227,013

	Current	157,586	155,664	112,710	120,834
	Non current	60,180	37,582	121,137	106,179

(*)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

11.	Capitalizable Investments

Agreement with Abril Comunicações S.A. – As per Significant Event Notice published on October 31, 2006 and in compliance with CVM Ruling No. 358, dated 1/3/2002, on October 29, 2006, the Company published the agreement entered into with Abril Comunicações S.A., TVA Sistema de Televisão S.A., and the companies Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (“Abril”), the Private Agreement of Convergence, Purchase and Sale of business, assets, shares and other agreements (“Agreement”), with a view to converging the supply of telephone, broad band and cable TV services (“triple play”), and thus broaden the services to meet the increasing demand of such service users. The operation seeks to combine the expertise of the Abril Group in the production and placement of content and media, and of the Telefônica Group in the telecommunications segment.

For such, according to the terms of the Contract, the Company and Abril put forth their combined efforts through several formal agreements of commercial and operating natures. After implementation of a capital reorganization involving Tevecap S.A. and the companies under its control, referred to above, holders of licenses and assets for rendering of Multichannel Multipoint Distribution Service (MMDS), Cable and Multimedia Communication Services (SCM) for broadband purposes, the objects of acquisition by the Company will be the shares representing 100% of the capital of a company which, on the closing date provided for in the Agreement, will hold (i) directly, 100% of the shares representing an MMDS and broad band service company within and out of the state of São Paulo; (ii) indirectly, 100% of the preferred shares, in addition to part of the common shares, within the limits established in current legislation and regulations, of a cable television service company out of the state of São Paulo; and (iii) indirectly, 100% of the preferred shares, in addition to part of the common shares, within the limits established in current legislation and regulations, of the capital of a cable television service company within the state of São Paulo.

The effective acquisition of interest and the consequent transfer of shares, particularly the acquisition of control of the company holder of the MMDS license, are conditional upon previous approval by the National Communications Agency (ANATEL) and compliance with the other condition precedents provided for in the Agreement. The Brazilian Antitrust Agency (CADE) must also analyze the transaction from the competitiveness point of view.

The Company will summon a Special General Meeting to confirm the Agreement signature, in the terms of paragraph 1, article 256 of Law No. 6404/76, after its execution as per the terms above.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

11.	Capitalizable Investments (Continued)

In conformity with contractual provisions, on December 28, 2006, the Company made a prepayment in the amount of R$200,000 to Abril Group, collateralized by assets comprising TVA network.

12.	Escrow deposits

	Company		Consolidated

	2006	2005	2006	2005

Civil litigation	115,325	59,939	115,361	59,976
Tax litigation	205,047	236,954	205,861	237,320
Labor claims	61,864	41,527	61,972	41,648

Total noncurrent	382,236	338,420	383,194	338,944

The above escrow deposits refer to suits for which the probability of an unfavorable outcome for the Company is remote or possible.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of reais)

13. Investments

	Company		Consolidated

	2006	2005	2006	2005

Investments carried under the equity method	408,285	297,607	-	-

Aliança Atlântica Holding B.V.	59,396	55,583	-	-
A. Telecom S.A.	219,457	159,386	-	-
Companhia AIX de Participações	63,696	65,642	-	-
Companhia ACT de Participações	25	26	-	-
Santo Genovese Participações Ltda.	-	16,970	-	-
Telefônica Empresas S.A.	65,711	-	-	-

Negative and positive goodwill on acquisition of
investments	79,331	90,368	96,801	107,838

Negative goodwill on acquisition of shares –
Companhia AIX de Participações	(17,470)	(17,470)	-	-
Goodwill on acquisition – Katalyx Cataloguing do
Brasil Ltda.	945	-	945	-
Goodwill on acquisition – Santo Genovese
Participações Ltda.	119,820	119,820	119,820	119,820
Amortization of goodwill – Santo Genovese
Participações Ltda.	(23,964)	(11,982)	(23,964)	(11,982)

Investments carried at cost	89,600	91,434	144,896	145,727

Portugal Telecom	75,362	75,362	130,658	129,655
Other companies	26,781	26,795	26,781	26,795
Other investments	3,360	3,360	3,360	3,360
Tax incentives	-	15,164	-	15,164
Allowance for losses	(15,903)	(29,247)	(15,903)	(29,247)

Total	577,216	479,409	241,697	253,565

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Article 26 of CVM Instruction No. 247/96.

The goodwill on acquisition of control of Santo Genovese Participações Ltda. (parent company of Atrium Telecomunicações Ltda.), dated December 24, 2004, is being amortized on a straight-line basis over 10 years, and is based on future profitability study.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

13.	Investments (Continued)

Merger of Santo Genovese Participações Ltda. by A.Telecom S.A.

On March 1, 2006 the Company approved the proposed merger of Santo Genovese by

	A.	Telecom, kicking off the capital reorganization process of its subsidiaries

	A.	Telecom S.A. (former Assist Telefônica S.A.), Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda., which entailed substitution of units of interest of Santo Genovese, held by Telesp, for shares issued by A.Telecom and fully attributed to the Company in lieu of the investment held in Santo Genovese.

The merger of the net equity of Santo Genovese resulted in a capital increase in A. Telecom, of R$16,969.

The main financial information on the subsidiaries, as of December 31, 2006 is as follows:

			2006

	Aliança		Companhia	Companhia	Telefonica
	Atlântica	A. Telecom	AIX	ACT	Empresas

Paid-up capital	112,809	270,969	460,929	1	210,025

Capital reserves	-	-	-	-	1,137

Retained earnings (accumulated
losses)	5,983	(51,512)	(333,537)	50	(145,453)

Shareholders´ equity	118,792	219,457	127,392	51	65,709

Shares (thousands)
Number of subscribed and paid-
up shares/quotas	88	407,154	298,562	1	215,640

Number of common shares/quotas
held	44	407,154	149,281	0,5	215,640
Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
	December 31, 2006 and 2005
	(In thousands of reais)

13. Investments (Continued)

			2005

	Aliança	Companhia		Companhia	Santo
	Atlântica A. Telecom		AIX	ACT	Genovese

Paid-up capital	110,763	254,000	460,929	1	76,850

Capital reserves	-	-	-	-	450

Retained earnings (accumulated
losses)	403	(94,614)	(329,644)	50	(60,330)

Shareholders´ equity	111,166	159,386	131,285	51	16,970

Shares (thousands)
Number of subscribed and paid-
up shares/quotas	88	367,977	298,562	1	51,850

Number of common shares/	44	367,977	149,281	0,5	51,850
quotas held
Ownership interest	50%	100%	50%	50%	100%

The Company’s equity in subsidiaries is as follows:

		2006		2005

Aliança Atlântica		4,026		(15,551)
A. Telecom		39,499		(6,809)
Companhia AIX de Participações		(1,946)		(6,041)
Companhia ACT de Participações		-		1
Telefonica Empresas S.A.		(31,552)		-
Santo Genovese		3,603		(4,086)

		13,630		(32,486)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
	December 31, 2006 and 2005
	(In thousands of reais)

14. Property, Plant and Equipment, Net

				Company

			2006			2005

	Annual
	depreciation		Accumulated			Accumulated
	rate %	Cost	depreciation	Net balance	Cost	depreciation	Net balance

Property, plant and equipment in service		39,231,102	(28,993,570)	10,237,532	37,630,454	(26,471,427)	11,159,027

	12.50 to
Switching and transmission equipment	20.00	16,564,227	(13,581,877)	2,982,350	15,889,256	(12,376,889)	3,512,367
Transmission equipment, overhead,
underground and building cables,
teleprinters, PABX, energy equipment and
furniture	10.00	12,104,416	(9,141,890)	2,962,526	11,544,458	(8,394,522)	3,149,936
	20.00 to
Transmission equipment - modems	25.00	697,833	(526,844)	170,989	577,114	(428,013)	149,101
Underground and undersea cables, poles and
towers	5.00 to 6.67	403,135	(230,048)	173,087	394,124	(214,528)	179,596
Subscriber, public and booth equipment	12.50	2,044,732	(1,380,082)	664,650	1,951,363	(1,184,643)	766,720
IT equipment	20.00	547,554	(455,519)	92,035	507,769	(419,646)	88,123
Buildings and underground cables	4.00	6,512,866	(3,607,678)	2,905,188	6,429,365	(3,392,523)	3,036,842
Vehicles	20.00	60,713	(35,782)	24,931	55,669	(35,736)	19,933
Land	-	254,005	-	254,005	253,802	-	253,802
	4.00 to
Other	20.00	41,621	(33,850)	7,771	27,534	(24,927)	2,607

Property, plant and equipment in progress	-	329,412	-	329,412	305,106	-	305,106

Total		39,560,514	(28,993,570)	10,566,944	37,935,560	(26,471,427)	11,464,133

Average annual depreciation rates - %		10.09			10.13

Assets fully depreciated		16.501.567			14,026,485

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
	December 31, 2006 and 2005
		(In thousands of reais)

14. Property, Plant and Equipment, Net (Continued)

				Consolidated

			2006			2005

	Annual
	depreciation		Accumulated			Accumulated
	rate%	Cost	depreciation	Net balance	Cost	depreciation	Net balance

Property, plant and equipment		39,471,399	(29,085,089)	10,386,310	37,714,098	(26,499,429)	11,214.669

	12.50 to
Switching and transmission equipment	20.00	16,574,992	(13,589,154)	2,985,838	15,893,532	(12,377,428)	3,516.104
Transmission equipment, overhead,
underground and building cables,
teleprinters, PABX, energy equipment
and furniture	10.00	12,174,146	(9,154,475)	3,019,671	11,569,647	(8,397,114)	3,172,533
Transmission equipment - modems	20.00	709,915	(533,127)	176,788	597,184	(439,597)	157,587
Underground and undersea cables, poles	5.00 to
and towers	6.67	416,911	(232,427)	184,484	407,157	(215,923)	191,234
Subscriber, public and booth equipment	12.50	2,107,014	(1,399,038)	707,976	1,951,370	(1,184,646)	766,724
IT equipment	20.00	575,836	(468,959)	106,877	519,396	(423,587)	95,809
Buildings and underground cables	4.00	6,513,350	(3,607,751)	2,905,599	6,429,416	(3,392,543)	3,036,873
Vehicles	20.00	61,308	(36,036)	25,272	56,154	(35,884)	20,270
Land	-	254,005	-	254,005	253,802	-	253,802
	4.00 to
Other	20.00	83,922	(64,122)	19,800	36,440	(32,707)	3,733

Property, plant and equipment in progress	-	362,253	-	362,253	317,246	-	317,246

Total		39,833,652	(29,085,089)	10,748,563	38,031,344	(26,499,429)	11,531,915

Average annual depreciation rates - %		10.11			10.23

Assets fully depreciated		16.541.640			14,031,817

15. Intangible Assets, Net

				Company

			2006			2005

	Annual
depreciation			Accumulated			Accumulated
	rate %	Cost	depreciation	Net balance	Cost	depreciation	Net balance

Trademarks and patents	10.00	1,511	(1,511)	-	1,470	(1,470)	-
Software	20.00	1,819,982	(1,016,214)	803,768	1,498,955	(739,006)	759.949
Other	20.00	155,393	(104,851)	50,542	94,721	(77,311)	17.410

Total		1,976,886	(1,122,576)	854,310	1,595,146	(817,787)	777.359

Average annual depreciation rates
%		19.68			19.43

Assets fully depreciated		467.560			222,141

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
		December 31, 2006 and 2005
		(In thousands of reais)

15. Intangible Assets, Net (Continued)

				Consolidated

			2006			2005

	Annual
	depreciation		Accumulated			Accumulated
	rate%	Cost	depreciation	Net balance	Cost	depreciation	Net balance

Trademarks and patents	10.00	1,517	(1,511)	6	1,476	(1,470)	6
Software	20.00	1,928,952	(1,084,052)	844,900	1,578,412	(777,758)	800.654
Other	20.00	166,334	(108,327)	58,007	105,576	(80,128)	25.448

Total		2,096,803	(1,193,890)	902,913	1,685,464	(859,356)	826.108

Average annual
depreciation rates %		19.67			19.45

Assets fully depreciated		471.117			222,519

16. Deferred Charges

Deferred charges as of December 31, 2006 and 2005 are as follows:

		Company		Consolidated

	2006		2005	2006	2005

Pre-operating expenses (a)	3,719		14,877	8,306	20,416

Cost	55,788		55,788	65,279	65,279
Accumulated amortization	(52,069)		(40,911)	(56,973)	(44,863)
Goodwill on acquisition of the IP
network (b)	43,537		50,718	43,537	50,718

Cost	72,561		72,561	72,561	72,561
Accumulated amortization	(29,024)		(21,843)	(29,024)	(21,843)

Spanish and Figueira goodwill (merged
from TDBH) (c)	248,311		-	248,311	-

Cost	301,276		-	301,276	-
Accumulated amortization	(52,965)		-	(52,965)	-

Other	-		-	6,132	7,447

Cost	-		-	12,059	12,059
Accumulated amortization	-		-	(5,927)	(4,612)

	295,567		65,595	306,286	78,581

(a)	Pre-operating expenses in the Company refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months. Pre-operating expenses in subsidiaries are being amortized over 120 months.

(b)	The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion regarded as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic basis of the goodwill is the expected future profitability, and its amortized over a period of 120 months.

(c)	The goodwill resulting from acquisition of Telefonica Data Brasil Holding S.A. (TDBH) refers to the corporate restructuring that took place in July 2001, with the spin-off of Figueira. According to the Company business plans, such goodwill is recoverable in future operations, within a maximum period 60 (sixty) months from the takeover date in July 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
	December 31, 2006 and 2005
	(In thousands of reais)

17. Loans and Financing

		Consolidated			Balance in 2006

		Annual
	Currency	interest rate	Maturity	Current	Long-term	Total

Mediocrédito	US$	1.75%	2014	6,777	41,798	48,575
Loans in local currency	R$	130% of CDI	In 2007	1,041	-	1,041
Loans in foreign currency (*)		Up to 2009		306,208	467,820	774,028

Total				314,026	509,618	823,644

		Consolidated			Balance in 2005

		Annual
	Currency	interest rate	Maturity	Current	Long-term	Total

Mediocrédito	US$	1.75%	2014	7,471	52,802	60,273
		6% + 3.75%
Loans in local currency	R$	Up to 2006		1,898	-	1,898
		spread
Loans in foreign currency (*)		Up to 2009		215,642	598,051	813,693

Total				225,011	650,853	875,864

(*) Loans in foreign currency are as follows:

						Balance in
Consolidated	Currency	Interest rate		Principal	Interest	2006

Resolution 2770	JPY	0.28% to 5,78%		214,909	209	215,118
Resolution 2770	USD	4.80%		267,561	22,140	289,701
Untied Loan – JBIC	JPY	Libor + 1.25%		267,178	2,031	269,209

				749,648	24,380	774,028

						Balance in
Consolidated	Currency	Interest rate		Principal	Interest	2005

Resolution 2770	USD	5.70% to 6.90%		105,523	9,451	114,974
Resolution 2770	USD	4.80%		292,928	9,983	302,911
Untied Loan – JBIC	JPY	Libor + 1.25%		393,520	2,288	395,808

				791,971	21,722	813,693

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

17.	Loans and Financing (Continued)

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, are attended until then.

Consolidated long-term debt maturities

Year	Amounts

2008		385,191
2009		95,490
2010		6,431
Thereafter		22,506

Total		509,618

18. Debentures

		Company and Consolidated			Balance in 2006

		Annual
	Currency	interest rate	Maturity	Current	Long-term	Total

		103.50% of
Debentures	R$		Up to 2007	1,514,514	-	1,514,514
		CDI rate

Total				1,514,514	-	1,514,514

		Company and Consolidated			Balance in 2005

		Annual
	Currency	interest rate	Maturity	Current	Long-term	Total

		103.50% of
Debentures	R$		Up to 2007	21,744	1,500,000	1,521,744
		CDI rate

Total				21,744	1,500,000	1,521,744

On September 3, 2004, the Company announced a Securities Distribution Program (“Program”) and, under the Program, the first issuance of Telesp debentures (“Offering”).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

18.	Debentures (Continued)

The Offering consisted of the issuance of 150,000 simple nonconvertible unsecured debentures (“Debentures”), with a face value of R$10 (ten thousand reais), in the total amount of R$1,500,000 (one billion, five hundred million reais), of a single series, maturing on September 1, 2010 (six years). The debentures bear interest with quarterly payments, equivalent to 103.5% of the DI (interbank deposit) average daily rate calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities).

The adjustment to the interest rate of debentures is estimated for September 1, 2007. The Company conservatively considers such date in the maturity schedules.

19.	Taxes Payable

	Company		Consolidated

	2006	2005	2006	2005

Taxes on income
Income tax	60,467	21,681	63,692	21,350
Social contribution tax	15,265	1,837	16,188	1,411

Deferred taxes
Income tax	62,575	62,907	62,575	62,907
Social contribution tax	22,344	22,645	22,344	22,645

Indirect taxes
ICMS (state VAT)	696,268	670,490	717,406	676,834
PIS and COFINS (taxes on revenue) (a)	67,133	329,005	73,293	333,479
Other (b)	36,300	34,585	46,870	37,076

Total	960,352	1,143,150	1,002,368	1,155,702

Current	914,399	835,022	956,415	847,574
Noncurrent	45,953	308,128	45,953	308,128

Tax liabilities, net of escrow deposits, questioned in court are recorded under Taxes payable, as provided for in CVM Resolution No. 489/2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

19.	Taxes Payable (Continued)

	(a)	The Company filed a lawsuit challenging the extension of the COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing – until February 2004) and PIS (Social Contribution Tax on Gross Revenue for Social Integration Program – until November 2002) tax basis, with the inclusion of financial revenues, securitization and changes in foreign exchange rate, which totaled R$274,277 at September 30, 2006 (R$260,536 at December 31, 2005), of which R$123,287 refers to monetary restatement and interest. However, a judicially determined favorable decision was handed down on October 20, 2006. Consequently, the Company carried out the reversal of the amounts accrued, R$257,623 of which concerned reversal of reserve for contingencies and R$16,654 referring to monetary restatement for 2006.

	(b)	The account “Other” includes the Contribution to the Fund for Universal Access to Telecommunications Services (FUST) payable of R$66,203 in December 2006, net of escrow deposits of R$53,099.

20.	Payroll and Related Charges

	Company		Consolidated

	2006	2005	2006	2005

Salaries and fees	21,234	19,722	22,493	22,385
Payroll charges	81,480	68,234	89,053	71,313
Accrued benefits	18,551	5,166	18,929	5,221
Employee profit sharing	65,355	62,505	71,758	63,242

Total	186,620	155,627	202,233	162,161

21. Dividends and Interest on Shareholders’ Equity

	Company/Consolidated

	2006	2005

Interest on shareholders’ equity	266,897	473,912

Telefónica Internacional S.A.	67,627	216,403
SP Telecomunicações Holding Ltda.	20,685	67,342
Telefônica Data do Brasil Ltda.	1,537	-
Minority shareholders	177,048	190,167

Dividends	386,325	429,444

Minority shareholders	386,325	429,444

Total	653,222	903,356

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

21.	Dividends and Interest on Shareholders’ Equity (Continued)

Most of the interest on own shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared but not claimed yet.

22.	Reserves, net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of reserves by nature and activities during 2006:

		Nature

Consolidated	Labor	Tax	Civil	Total

Balances as of 12/31/2005	343,530	243,468	56,569	643,567

Additions	51,065	22,902	69,458	143,425
Write-offs	(49,621)	(19,641)	(35,418)	(104,680)
Monetary restatement	66,804	38,454	34,963	140,221
Merged amounts - Telefonica
Empresas	3,248	-	120	3,368

Balances as of 12/31/2006	415,026	285,183	125,692	825,901

Escrow deposits	(81,475)	(56,853)	(10,194)	(148,522)

Net balances as of 12/31/2006	333,551	228,330	115,498	677,379

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

22.	Reserves, Net (Continued)

22.1. Labor contingencies and reserves

The Company has various reserves related to labor claims, amounting to R$415,026, consolidated, to cover probable losses. The amounts involved and respective risk levels are as follows:

			Amount involved

	Risk	Telesp	A. Telecom	Total

Remote		2,288,071	6,061	2,294,132
Possible		123,876	-	123,876
Probable		414,797	229	415,026

Total		2,826,744	6,290	2,833,034

These labor contingencies and reserves involve a number of lawsuits, mainly related to salary differences, salary parity, overtime, employment relationship of employees of outsourced companies and hazardous duty premium, among others.

The Company made escrow deposits in the amount of R$81,475 for the reserves mentioned above.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

22.	Reserves, Net (Continued)

22.2. Tax contingencies and reserves

			Amount involved

	Risk	Telesp	A. Telecom	Total

Remote		1,972,601	1,300	1,973,901
Possible		2,857,867	9,981	2,867,848
Probable		285,183	-	285,183

Total		5,115,651	11,281	5,126,932

Based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies amounting to R$285,183 was recorded on December 31, 2006. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

Claims by the National Institute of Social Security (INSS) referring to:

a)	Collection of Workers’ Compensation Insurance (SAT) and charging of joint liability for payment of social security contributions allegedly not made by contractors, in the approximate amount of R$310.844. Based on a partially unfavorable court decision, management decided to record the amount of R$102.402 relating to the portion of the total amount for which the likelihood of loss is probable. A judicial deposit in the amount of R$533 was made.

b)	Social security contribution on amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$137,144. Based on higher court decisions and an unfavorable court decision in a similar case involving another company from the Group, the Company’s management assessed the amount of R$94,452 as probable loss, setting up reserve for such amount.

c)	Notice demanding social security contributions, SAT (Workers’ Compensation Insurance) and amounts for third parties (National Institute for Agrarian Reform and Colonization - INCRA and Brazilian Mini and Small Business Support Agency - SEBRAE) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$57,984, considered as possible risk. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No reserve was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

22.	Reserves, Net (Continued)

	22.2.	Tax contingencies and reserves (Continued)

Claims by the National Institute of Social Security (INSS) referring to: (Continued)

		d)	Notice demanding social security contributions for joint liability in 1993, in the amount of approximately R$187,055, for which the risk is considered possible. This process is at second administrative level. No reserve was made based on the risk classification of this matter.

		e)	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No reserve was made for the balance, as the likelihood of loss is deemed possible. This process is at 2nd administrative level.

		f)	On December 20, 2005 notices were drawn concerning the period from May 1995 to December 1998 demanding the payment of social security contribution amounts, through reconstruction of the tax base and considering the existence of joint liability between the Company, general service providers and civil construction companies. The amounts of R$236,474, which refers to the use of inadequate criteria for calculation of the reconstructed tax base, and of R$ 178,432, corresponding to the wrong definition of civil construction for reconstruction, as will be shown by means of technical reports requested to Engineering Institutes, were assessed as of remote risk of loss by the legal counsel. The amount of R$791,021 is classified as of possible risk due to the existing judicial arguments that support the procedure adopted by the Company and the removal of the joint liability. The process is at the first administrative stage. No reserve was made based on the risk classification of this matter.

Claims by the Finance Secretary of the State of São Paulo referring to:

		g)	Tax assessments notices on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$28,301 for November and December 1996, to R$208,907 from January 1997 through March 1998, and to R$187,656 for April 1998 and December 1999, at the second administrative stage, assessed as possible risk. No reserve was recorded based on the risk classification of these matters.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

22.	Reserves, Net (Continued)

	22.2	Tax contingencies and reserves (Continued)

		h)	Tax assessment notice on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$6,182, assessed as possible risk. The claim is at the higher court and, considering the risk classification, no reserve was set up.

		i)	Tax assessment notice related to untimely used credits in the period from January to April 2002, in the amount of R$31,444, for which the risk is considered possible. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

		j)	Tax assessment notices related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000 and July 2000 to December 2003, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$111,405. The risk is considered possible by legal counsel. The claims are at the second and first administrative stages, respectively. No reserve was recorded based on the risk classification of this matter.

		k)	Notifications of around R$8,283 regarding the former CETERP´s loss of the ICMS tax benefit established by State Decree No. 48237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

22.	Reserves, Net (Continued)

	22.2	Tax contingencies and reserves (Continued)

Litigation at the Federal and Municipal Levels:

l)

FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$18,727, considered as probable loss. The claim is at the higher court.

A reserve was recorded in this amount, based on the risk classification of this matter.

		m)	Tax collection claim demanding differences regarding income tax, based on DCTFs (Declaration of Federal Tax Credits and Debits) for the first half of 1999, amounting to approximately R$5,494, assessed as possible risk. These claims are at the 1st administrative stage and no reserve was recorded based on the risk classification.

		n)	At the municipal level, the Company has contingencies related to IPTU (municipal real property tax), ISS (municipal service tax), fine and interest in the amount of R$4,905 which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter.

The Company made escrow deposits in the amount of R$1,888 for such questionings.

		o)	The Company filed an annulment action with a view to obtaining a court order that fully annuls tax credits resulting from tax assessment notices drawn up by the municipality of São Paulo, alleging differences in payment of the ISS, and charging late payment fine of 20% not paid, in the amount of R$19,024. A reserve was not set up for this contingency, based on the legal advisor’s opinion of a possible unfavorable outcome.

The claim is at trial court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

22.	Reserves, Net (Continued)

	22.2	Tax contingencies and reserves (Continued)

		p)	On December 15, 2005, ANATEL issued Pronouncement No. 1 (subsequently renumbered to Pronouncement No. 7), whereby it confirmed the understanding that interconnection expenses are not excluded from FUST, thus changing the previous position which provided for such exclusion. The Pronouncement is applied retroactively to January 2001.

Thus, through ABRAFIX (Brazilian Association of Fixed Telephony Companies), on January 9, 2006, the Company filed for a writ of mandamus with a view to ensuring the possibility of excluding interconnection expenses from the FUST calculation base. The proceeding is at trial court. The contingency risk was assessed as possible by the Company´s legal advisors. The amount involved is of R$120,479. No reserve was recorded based on the risk classification of this matter.

		q)	Tax assessment notice drawn up by the IRS demanding payment of Corporate Income Tax (IRPJ), which was offset in the 2002 Corporate Income Tax Return (DIPJ) against Withholding Income Tax (IRRF) by Public Agencies for the rendering of services during calendar year 2001.

The suit is at the 1st administrative stage. The risk was classified as probable, and as such, a reserve was set up in the amount of R$1,330.

There are other contingencies that have also been accrued, in the amount of R$63,367, for which the risk is assessed by management as probable.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

22.	Reserves, Net (Continued)

22.3 Civil contingencies and reserves

			Amount involved

	Risk	Telesp	A. Telecom	Total

Remote		1,403,821	11,390	1,415,211
Possible		930,110	128	930,238
Probable		125,664	28	125,692

Total		2,459,595	11,546	2,471,141

The contingencies, mostly assessed as possible risk, involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, among others, in the amount of approximately R$451,034.

In addition, we describe below the most significant civil reserves and contingencies, including their risk assessment:

-	The Company is involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$291.205. The risks involved were assessed as possible by legal counsel. The claims are at the higher court.

-

Class action moved by the Association of the Participants of Sistel in the State of São Paulo - ASTEL against the Company, Fundação Sistel de Seguridade Social and others, questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) reevaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. Company Management, based on the opinion of its legal counsel, assessed this suit as a possible risk, and the respective amount involved is estimated to be R$187,999. Based on the risk classification, no reserve was recorded.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

22.	Reserves, Net (Continued)

	22.3	Civil contingencies and reserves (Continued)

		-	On June 9, 2000, WCR do Brasil Serviços Ltda. filed a collection suit against the Company, in which it claims the supposed difference between amounts received by Telesp related to use of the “0900 Service” and the amounts which were transferred to WCR. The updated amount claimed in the suit is R$59.929. On October 1, 2004, a ruling was handed down by the 13th Civil Court of São Paulo - Capital, considering the suit to be groundful.

On December 14, 2004, an appeal was lodged against this ruling, which was distributed to the 26th Panel of Judges of the Capital. On May 26, 2006, a ruling was handed down on the appeal considering it to be partially groundful, maintaining the text of the decision. This case involves a probable unfavorable outcome, as such, a reserve was set up.

23.	Other Liabilities

	Company		Consolidated

	2006	2005	2006	2005

Consignments on behalf of third parties	179,481	194,405	169,792	182,622

Collateral for deposits	1,858	1,848	1,858	1,848
Amounts charged to users	107,903	102,298	96,025	89,712
Retentions	68,501	88,922	70,684	89,725
Other	1,219	1,337	1,225	1,337

Liabilities with related parties	46,078	97,543	25,494	76,048
Advances from customers	55,388	58,868	55,388	58,868
Amounts to be refunded to subscribers	60,731	41,212	61,667	39,874
Concession renewal fee (*)	121,684	-	121,684	-
Accounts payable – sale of share fractions (**)	115,585	99,860	115,585	99,860
Other	49,525	33,872	58,215	44,163

Total	628,472	525,760	607,825	501,435

Current	581,779	482,703	558,414	455,974
Noncurrent	46,693	43,057	49,411	45,461

(*)	The amount due referring to the concession renewal fee will be paid by April 2007. Based on the accrual method, the above amount refers to 2006 only (Note 4.k).

(**)	Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

24.	Shareholders’ Equity

	a)	Capital

Paid-up capital is of R$6,575,198 at December 31, 2006 and of R$5,978,074 at December 31, 2005. Subscribed and paid-up capital is represented by shares without par value, as follows:

Common shares	168,819,870
Preferred shares	337,417,402

Total	506,237,272

Common shares in treasury	(210,578)
Preferred shares in treasury	(185,213)

Total outstanding shares as of 12/31/2006	505,841,481

Book value per outstanding share in R$	20.98

The Company is authorized to increase its capital up to the limit of 700,000,000 (seven hundred million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

Capital increases do not necessarily have to observe the proportion between the number of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76, with wording of Law No. 10303/01.

At the Special General Meeting held on March 9, 2006, the shareholders approved the cancellation of 1,562,387 treasury shares issued by the Company, of which 1,258,508 are common shares and 303,879, preferred, resulting from the share reverse split process in 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

24.	Shareholders’ Equity (Continued)

	a)	Capital (Continued)

On July 28, 2006 there was a capital increase of R$597,124 to include the shareholders from the takeover of Telefônica Data Brasil Holding S.A. (see Note 2.b). The following shares were issued:

Common shares	4,758,172
Preferred shares	9,449,209

Total shares	14,207,381

b)	Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Donations and subsidies for investment

These represent amounts received as donations of property resulting from expansion of the telecommunications services plant.

Tax incentives

These are represented by tax incentive investments.

Treasury shares

Treasury shares result from the merged process of TDBH by Telesp, through which 17,207 common shares and 60 preferred shares of Telesp were acquired during the dissenting period of the former TDBH, for R$0.56 per lot of thousand shares. In the auction of fractions, the Company acquired 193,371 common and 185,153 preferred shares, for R$41.25 per common and R$48.68 per preferred share, allowing the necessary liquidity to pay shareholders. Total acquisitions resulted in 210,578 common and 185,213 preferred shares, amounting to R$17,719. Average acquisition cost was of R$44.77. At December 31, 2006, the market value of treasury shares was R$20,151.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

24.	Shareholders’ Equity (Continued)

	c)	Income reserves

Legal reserve

According to article 193 of Law No. 6404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%, as provided for in paragraph 1 of the referred to article.

	d)	Retained earnings

Retained earnings at December 31, 2005 were fully allocated to the statement of dividends on May 23, 2006. The balance at December 31, 2006 of R$705,631 refers to remaining income for 2006, the allocation of which will be decided in Shareholders’ meeting, as established by Law No. 10303/01. Management proposes that the remaining balance in the Retained earnings account be used for future modernization and/or expansion of the telecommunications system. This amount is part of the Capital Budget.

	e)	Dividends

According to its by-laws, the Company is required to pay dividends at each year ending December 31, of a minimum of 25% of adjusted net income, provided earnings are available for distribution.

Dividends are calculated in accordance with the Company´s by-laws and with the Brazilian Corporation Law. Below you will find the calculation of dividends and interest on shareholders’ equity for 2006 and 2005:

	2006	2005

Minimum mandatory dividends calculated based on adjusted net income
Net income for the year	2,816,151	2,541,947
Allocation to legal reserve	-	-

Adjusted net income	2,816,151	2,541,947

Minimum mandatory dividends – 25% of adjusted net income	704,038	635,487

Interest on shareholders’ equity, net of income tax on minimum dividends	663,000	833,000
Interim/supplementary dividends	2,349,604	2,790,000

Total declared and/or paid dividends	3,012,604	3,623,000

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

24.	Shareholders’ Equity (Continued) e) Dividends (Continued)

		2006			2005

Amounts in R$ per share	Gross		Net	Gross		Net

Interest on shareholders’ equity - common	1.445197		1.228417	1.865213		1.585431
Interest on shareholders’ equity – preferred	1.589717		1.351259	2.051734		1.743974

					2006

Amounts in R$ per share				Common		Preferred

Interest on shareholders’ equity – net of income tax				1.228417		1.351259
Interim dividends declared in May 2006				2.166018		2.382619
Interim dividends declared in November 2006				2.186948		2.405643

				5.581383		6.139521

					2005

Amounts in R$ per share				Common		Preferred

Interest on shareholders’ equity – net of income tax				1.585431		1.743974
Interim dividends declared in April 2005				2.849439		3.134382
Interim dividends declared in September 2005				2.457954		2.703750

				6.892824		7.582106

f)	Interest on shareholders’ equity

As proposed by management in December 2006 and 2005, interest on shareholders’ equity fully attributed to mandatory minimum dividends was credited, pursuant to Article 9 of Law No. 9249/95, net of withholding income tax.

The proposed interest on shareholders’ equity was determined as follows:

	2006	2005

Gross interest on shareholders’ equity	780,000	980,000

Common shares	243,787	306,868
Preferred shares	536,213	673,132

Withholding income tax	(117,000)	(147,000)

Net interest on shareholders’ equity included in dividends	663,000	833,000

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

24.	Shareholders’ Equity (Continued)

Tax-exempt shareholders received interest on shareholders’ equity in full, not subject to withholding tax.

	g)	Payment of dividends and interest on shareholders’ equity

On May 23, 2006, the Board of Director’s meeting approved the distribution of interim dividends in the amount of R$1,169,604 based on retained earnings as of December 31, 2005 and first quarter of 2006, distributed as follows: R$1,136,784 to shareholders included in the Company records at the end of May 23rd, 2006, and R$32,820 to common and preferred Company shareholders on occasion of the updating of Telesp records reflecting the issue of new shares to the former TDBH shareholders, at the end of August 29th, 2006, and interest on shareholders’ equity of R$290,000 (R$246,500 net of withholding income tax), referring to 2006, distributed as follows: R$281,862 (R$239,583 net of withholding income tax) to shareholders included in the Company records at the end of May 23rd, 2006, and R$8,137 (R$6,917 net of withholding income tax) to common and preferred Company shareholders on occasion of the updating of Telesp records reflecting the issue of new shares to the former TDBH shareholders, at the end of August 29th, 2006. Dividends and interest on shareholders’ equity were paid as from June 26, 2006 and September 22, 2006, respectively.

On November 10, 2006, the Board of Directors approved the payment of interim dividends based on the September 30, 2006 financial statements, in the amount of R$1,180,000, and interest on shareholders’ equity referring to the financial year 2006 of R$370,000 (R$314,500 net of withholding income tax) to shareholders included in the Company records on November 13, 2006, which started being paid on December 11, 2006.

On December 18, 2006, the Board of Directors, following the General Shareholders´ Meeting, approved the credit of interest on shareholders’ equity referring to the financial year 2006, in the amount of R$120,000 (R$102,000 net of withholding income tax). The payment will be made on a date to be decided in the General Shareholders´ Meeting.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

24.	Shareholders’ Equity (Continued)

	h)	Unclaimed dividends

Dividends and interest on shareholders’ equity unclaimed by shareholders within three years from the beginning of payment, are expired and reversed to retained earnings, in conformity with article 287, item II, sub-item “a” of Law No. 6404 dated December 15, 1976.

25.	Net Operating Revenue

	Company		Consolidated

	2006	2005	2006	2005

Subscription	5,689,614	5,691,717	5,689,614	5,691,344
Activation fees	119,349	97,681	119,349	97,681
Local service	3,150,542	3,224,180	3,242,825	3,247,830

LDN – Domestic long-distance	2,939,650	3,199,494	3,017,396	3,226,437

Intraregional (i)	2,035,263	2,025,556	2,090,177	2,042,046
Interregional (i)	904,387	1,173,938	927,219	1,184,391

LDI – International long-distance (i)	154,569	168,166	152,656	171,270
Network usage services	4,148,873	4,190,572	4,243,390	4,220,250
Interconnection services (i)	534,825	753,801	534,825	753,801
Public telephones	584,924	443,166	584,924	443,166
Data transmission	1,904,352	1,321,189	2,020,445	1,313,020
Network access (i)	397,809	415,196	397,469	415,196
Other	571,090	563,138	793,870	770,925

Gross operating revenue	20,195,597	20,068,302	20,796,763	20,350,920

Taxes on gross revenue	(5,346,272)	(5,275,524)	(5,530,866)	(5,371,979)

ICMS (State VAT)	(4,568,107)	(4,508,532)	(4,698,108)	(4,574,420)
PIS and COFINS (taxes on
revenue)	(749,575)	(740,919)	(795,426)	(767,494)
ISS (Municipal service tax)	(28,590)	(26,073)	(37,332)	(30,041)
IPI (Federal VAT)	-	-	-	(24)

Discounts	(603,260)	(576,889)	(622,876)	(583,840)

Net operating revenue	14,246,065	14,215,889	14,643,021	14,395,101

(i)

For the better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of December 2005. The main reclassifications were made to the items “LDN – Intraregional and interregional”, “LDI”, “Interconnections services” and “network access”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

25.	Net Operating Revenue (Continued)

Tariff adjustments affecting recorded revenue

On July 10 and 14, 2006, through Official Announcements No. 59517 and 59665, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession agreements, effective July 14, 2006 for the Basic Local Plan, and July 20, 2006 for the Basic Domestic Long-Distance Plan. Average decreases were as follows:

Basic Local Plan: (-0.38%)

Basic Domestic Long-Distance Plan: (-2.73%)

On January 1, 2006, the new interconnection rules became effective, according to the renewal of the Concession Agreements of the Basic Local Plan and Basic Domestic Long-Distance Plan, shown below:

Network usage free for local interconnection (TU-RL) is limited to 50% of the local minute value, resulting in a tariff reduction of (-22.3%), effective January 1, 2006.

On June 30, 2005, through Official Announcements No. 51300 and 51301, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession agreements, effective July 3, 2005. Average increases were as follows:

Local: 7.27% Long distance: 2.94%

Network usage fee for local interconnection - TU-RL: (-13.32%) Network usage fee for long distance interconnection - TU-RIU: 2.94%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

26.	Cost of Services Provided

Depreciation and amortization Personnel Materials Network interconnection Outside services Other

Total

27.	Selling Expenses

Depreciation and amortization Personnel Materials Outside services Allowance for doubtful accounts Other

Total

Company		Consolidated

2006	2005	2006	2005

(2,323,543)	(2,380,380)	(2,351,376)	(2,396,179)
(204,580)	(201,674)	(231,371)	(207,997)
(41,614)	(48,559)	(42,841)	(49,249)
(3,525,216)	(3,566,615)	(3,554,364)	(3,578,977)
(1,104,569)	(1,126,081)	(1,171,748)	(1,198,734)
(362,535)	(277,296)	(428,810)	(285,587)

(7,562,057)	(7,600,605)	(7,780,510)	(7,716,723)

Company		Consolidated

2006	2005	2006	2005

(13,892)	(7,862)	(14,628)	(7,862)
(285,994)	(239,068)	(299,835)	(246,910)
(92,051)	(71,715)	(92,269)	(71,851)
(1,015,984)	(1,013,353)	(1,055,174)	(1,016,120)
(401,072)	(405,130)	(412,997)	(415,273)
(48,686)	(51,972)	(49,536)	(52,361)

(1,857,679)	(1,789,100)	(1,924,439)	(1,810,377)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of reais)

28. General and Administrative Expenses

	Company		Consolidated

	2006	2005	2006	2005

Depreciation and amortization	(263,559)	(257,783)	(275,550)	(271,095)
Personnel	(199,586)	(135,440)	(226,244)	(153,904)
Materials	(12,245)	(7,780)	(12,899)	(8,225)
Outside services	(423,536)	(411,736)	(444,227)	(426,838)
Other	(20,962)	(1,519)	(23,703)	(3,858)

Total	(919,888)	(814,258)	(982,623)	(863,920)

29. Financial Income (Expenses)

	Company		Consolidated

	2006	2005	2006	2005

Financial income	528,232	717,402	538,108	722,191

Income from short-term investments	121,590	100,595	127,860	106,774
Gains on derivative transactions	224,798	222,870	225,162	222,870
Interest receivable	43,844	72,797	44,441	67,395
Monetary/exchange variations
receivable	133,110	315,636	133,421	319,044
Other	4,890	5,504	7,224	6,108

Financial expenses	(1,638,467)	(2,148,557)	(1,649,163)	(2,162,523)

Interest on shareholders’ equity (Note
24.f)	(780,000)	(980,000)	(780,000)	(980,000)
Interest payable	(369,144)	(418,473)	(376,429)	(425,357)
Losses on derivative transactions	(390,761)	(632,315)	(391,499)	(637,591)
Expenses on financial transactions	(84,350)	(85,871)	(87,011)	(87,555)
Monetary/exchange variations
payable	(14,212)	(31,898)	(14,224)	(32,020)

Total	(1,110,235)	(1,431,155)	(1,111,055)	(1,440,332)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of reais)

30. Other Operating Income (Expenses), Net

	Company		Consolidated

	2006	2005	2006	2005

Income	841,330	395,792	839,924	401,756

Technical and administrative services	54,056	43,527	50,371	40,643
Income from supplies	43,319	29,842	43,319	29,842
Dividends	10,998	10,351	14,033	12,675
Fines on telecommunication services	116,116	114,625	116,236	114,625
Recovered expenses	171,173	83,043	166,529	88,921
Reversal of labor, tax and civil reserves (*)	335,744	45,267	336,343	45,450
Reversal of reserve for post-retirement
benefit plan	-	3,877	-	3,964
Rent of infrastructure	53,129	52,312	53,129	52,312
Other	56,795	12,948	59,964	13,324

Expenses	(554,349)	(546,939)	(564,717)	(552,181)

Write-offs and adjustments to realizable value
of supplies	(4,562)	(7,164)	(4,569)	(7,518)
Goodwill amortization	(34,481)	(41,355)	(34,481)	(41,355)
Donations and sponsorships	(13,493)	(14,567)	(13,526)	(14,634)
Taxes (except IR and CSLL)	(255,595)	(220,572)	(251,760)	(220,464)
Labor, tax and civil reserves	(141,696)	(98,588)	(141,716)	(98,632)
Reserve for post-retirement benefit plan	(29,967)	-	(30,060)	-
Other	(74,555)	(164,693)	(88,605)	(169,578)

Total	286,981	(151,147)	275,207	(150,425)

(*) Amounts include reversal of reserves for PIS and COFINS, commented in Note 19.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of reais)

31. Nonoperating Income, Net

	Company		Consolidated

	2006	2005	2006	2005

Income	46,707	72,209	47,372	73,807

Proceeds from sale of property, plant
and equipment and investments	16,709	28,379	16,783	29,322
Unidentified revenue	23,812	32,776	23,846	32,838
Fines	6,186	11,054	6,743	11,647

Expenses	(23,683)	(34,899)	(23,749)	(36,008)

Cost of sale of property, plant and
equipment and investments	(22,359)	(34,799)	(22,425)	(35,908)
Other	(1,324)	(100)	(1,324)	(100)

Total	23,024	37,310	23,623	37,799

32. Income and Social Contribution Taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2006 and 2005 is shown in the table below:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of reais)

32. Income and Social Contribution Taxes (Continued)

	Company		Consolidated

	2006	2005	2006	2005

Income before taxes	3,119,841	2,434,448	3,144,258	2,433,294

Social contribution tax
Social contribution tax expense	(280,786)	(219,100)	(282,983)	(218,997)
Permanent differences:
Equity in subsidiaries	1,227	(2,924)	93	(1,605)
Unclaimed interest on shareholders’ equity	(2,542)	(6,557)	(2,542)	(6,557)
Nondeductible expenses, gifts, incentives and
dividends received	(6,748)	(4,119)	(9,890)	(5,251)

Social contribution tax expense in the
statement of income	(288,849)	(232,700)	(295,322)	(232,410)

Income tax
Income tax expense	(779,960)	(608,612)	(786,064)	(608,324)
Permanent differences:
Equity	3,408	(8,121)	259	(4,457)
Unclaimed interest on shareholders’ equity	(7,062)	(18,215)	(7,062)	(18,215)
Nondeductible expenses, gifts, incentives
and dividends received	(18,721)	(11,417)	(27,412)	(14,505)

Other items
Incentives (cultural, meals and transportation)	7,494	6,564	7,494	6,564

Income tax expense in the statement of income	(794,841)	(639,801)	(812,785)	(638,937)

Total (IRPJ + CSLL)	(1,083,690)	(872,501)	(1,108,107)	(871,347)

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in Notes 7 and 19, respectively.

Current income and social contribution taxes correspond to R$1,096,478 as of December 31, 2006.

			TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

				NOTES TO THE FINANCIAL STATEMENTS (Continued)

					December 31, 2006 and 2005

						(In thousands of reais)

33. Transactions with Related Parties

The principal balances with related parties are as follows:

					Cia.					Telefônica
					Telecomunicaciones					Serviços
					de Chile	Telefónica de Telefónica de Telefônica			Terra	Empresariais Telefónica			Telefônica
	Atento Brasil		Tiws Brasil Telefônica Transmisiones			Argentina España		Empresas	Networks	do Brasil Internacional		SP	Pesquisa e
Consolidated	S.A.	VIVO	Ltda.	S.A.	Regionales S.A.	S.A.	S.A.	S.A.	Brasil S.A.	Ltda.	S.A.	Telecom. Desenv. Ltda. Other			Total 2006	2005

ASSETS

Current assets

Trade accounts receivable	11,742	135,988	2,167	-	561	1,123	4,153	-	6,183	298	-	-	1	785	163,001	181,914
Other recoverable amounts	-	-	-	-	-	-	-	-	-	3,250	-	-	-	-	3,250	6,500
Other assets	3,718	2,615	90	1,676	173	496	-	-	386	4,123	36,376	-	135	7,318	57,106	44,246

Noncurrent assets
Other	-	-	643	16	-	-	-	-	13	3,110	6,755	-	66	3,345	13,948	9,799

Total assets	15,460	138,603	2,900	1,692	734	1,619	4,153	-	6,582	10,781	43,131	-	202	11,448	237,305	242,459

LIABILITIES

Current liabilities

Trade accounts payable	34,439	173,466	7,517	-	521	428	4,164	-	7,739	9,874	-	-	45,582	5,421	289,151	329,159
Interest on shareholders´ equity	-	-	-	1	-	-	-	-	-	-	67,627	20,685	-	1,537	89,850	283,746
Consignments on behalf of third
parties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	665
Loans with related parties	-	-	-	-	-	-	-	-	-	-	-	-	-	1,041	1,041	-
Other	401	1	2,270	1,716	-	-	-	-	27	435	12,764	-	2,582	2,566	22,762	62,604

Noncurrent liabilities
Other	-	-	13	-	-	-	-	-	18	96	-	-	7	2,598	2,732	16,767

Total liabilities	34,840	173,467	9,800	1,717	521	428	4,164	-	7,784	10,405	80,391	20,685	48,171	13,163	405,536	692,941

STATEMENT OF INCOME

Revenue	18,946	184,171	2,361	125	540	2,300	3,657	76,046	62,464	1,127	2,269	-	37	1,153	355,196	423,751

Telecommunications services	17,005	146,532	2,337	-	540	2,300	3,657	69,764	62,337	1,092	-	-	37	1,053	306,654	384,013
Financial income	-	-	-	125	-	-	-	-	-	35	2,269	-	-	100	2,529	798
Other operating revenue	1,941	37,639	24	-	-	-	-	6,282	127	-	-	-	-	-	46,013	38,940

Costs and expenses	(297,932)	(1,624,096)	(3,938)	-	(533)	(1,698)	(3,919)	(155,061)	(50,120)	(70,926)	(13,168)	-	(11,583)	(2,975)	(2,235,949)	(2,412,476)

Cost of services provided	(55,865)	(1,589,762)	(3,938)	-	(533)	(1,698)	(3,919)	(90,141)	(29,751)	-	-	-	(4,391)	(1,175)	(1,781,173)	(1,958,638)
Selling	(233,372)	(33,350)	-	-	-	-	-	(62,401)	(18,530)	-	-	-	(6,794)	-	(354,447)	(354,969)
General and administrative	(8,695)	(984)	-	-	-	-	-	(2,519)	(1,839)	(70,926)	(13,168)	-	(398)	-	(98,529)	(98,869)
Other operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,800)	(1,800)	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

33.	Transactions with Related Parties (Continued)

Trade accounts receivable include receivables for telecommunications services, principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services.

Other recoverable amounts in current assets refer mainly to advances to Telefônica Serviços Empresariais do Brasil Ltda.

Other assets in current and noncurrent assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda. and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A. and Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda

Other liabilities in current and noncurrent liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., software development and maintenance services payable to Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Telefônica Empresas S.A. (result until the spin-off date, see Note 3), Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

33.	Transactions with Related Parties (Continued)

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A. and subsidiaries, call center management services provided by Atento Brasil S.A., and internet – IP Network traffic services provided by Telefônica Empresas S.A. (result until the spin-off date, see Note 3).

Selling expenses refer mainly to data transmission services and commissions on voice and data communication services by Telefônica Empresas S.A. (result until the spin-off date, see Note 3), marketing services by Atento Brasil S.A., internet services by Terra Networks Brasil S.A., and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

34.	Post-Retirement Benefit Plans

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS-Telesp) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Social Security and Supplementary Benefits Office on January 13, 2000.

In December 2004, the entity Visão Prev Sociedade de Previdência Complementar was formed to manage the Visão and PBS Telesp plans, which were transferred from Sistel to the new entity. Visão Prev was authorized to start operating through Official Letter No. 123, of October 7, 2004 by the Social Security and Supplementary Benefits Office. The transfer of assets and liabilities of the plans was made on February 18, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

34.	Post-Retirement Benefit Plans (Continued)

The process of transfer of the Telesp Visão and Telesp PBS plans was approved by the Social Security and Supplementary Benefits Office through publication of Official Letters No. 49/DEPAT/SPC and 50/DEPAT/SPC, dated January 12, 2005, respectively.

The transfer of plans did not result in any charge to the plan participants, because the wording of the regulations and all rights of the participants were maintained. Sistel will continue to manage the PBS-A (assisted) and PAMA plans, and Telesp will continue to sponsor these plans jointly with other Sistel’s sponsors.

Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers less than 1% (0.81%) of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. Costing is determined by the capitalization method and the sponsor’s contribution is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

In view of the favorable results from Telesp’s PBS Plan, exceptionally in 2006 no contributions were made for Past Service.

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan administrative and maintenance expenses, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

 NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2006 and 2005 (In thousands of reais)

34.	Post-Retirement Benefit Plans (Continued)

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

During 2006, the Company made contributions to the BPS Telesp Plan in the amount of R$50 (R$444 in 2005) and to Plano Visão Telesp in the amount of R$25,192 (R$23,585 in 2005).

A. Telecom individually sponsors a defined contribution plan similar to that of Telesp, the Visão A. Telecom Benefit Plan, which covers about 26% of its employees. A. Telecom total contributions to this plan amounted to R$301 (R$312 in 2005).

Telefonica Empresas S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan from August to December 2006 amounted to R$506.

The actuarial valuation of the plans was made in December 2006 and 2005 based on the employees’ data as of September 2006 and November 2005, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to November 30, 2006 and 2005. For multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of December 31, 2006 and 2005 is as follows:

Plan	2006	2005

PBS / Visão Telesp / CTB	23,326	21,857
PAMA	51,604	23,106

Total Company	74,930	44,963
Liabilities - Visão Assist	93	-

Total Consolidated	75,023	44,963

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

34.	Post-Retirement Benefit Plans (Continued) a) Reconciliation of assets and liabilities

			2006

	PBS/Visão-	PAMA	PBS-A	Visão	Visão
	Telesp/CTB	(i)	(i) (ii)	Assist	TEmpresas

Total actuarial liabilities	118,049	111,135	882,270	477	1,055
Fair value of assets	134,241	59,531	1,305,207	384	5,161

Liabilities (assets), net	(16,192)	51,604	(422,937)	93	(4,106)

Unrecorded surplus	39,518	-	422,937	-	4,106

Liabilities recorded in the
balance sheet	23,326	51,604	-	93	-

			2005

	PBS/Visão-	PAMA	PBS-A	Visão
	Telesp/CTB	(i)	(i) (ii)	Assist

Total actuarial liabilities	108,323	77,961	831,651	195
Fair value of assets	109,948	54,855	1,077,350	341

Liabilities (assets), net	(1,625)	23,106	(245,699)	(146)

Unrecorded surplus	23,482	-	245,699	146

Liabilities recorded in the
balance sheet	21,857	23,106	-	-

(i)	Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.

(ii)	Despite the surplus of PBS-A as of December 31, 2006 and 2005, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which does not enable reduction of the sponsor´s contributions in the future.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

34.	Post-Retirement Benefit Plans (Continued) b) Total expenses recognized in income

			2006

	PBS /Visão			Visão –	Visão –
	Telesp/CTB	PAMA		Assist	TEmpresas

Current service cost	2,582	-		35	510
Interest cost	11,587	8,616		20	263
Expected return on plan assets	(14,942)	(6,846)		(47)	(716)
Employee contributions	(152)	-		-	(14)

	(925)	1,770		8	43

		2005

	PBS /Visão			Visão –
	Telesp/CTB	PAMA		Assist

Current service cost	120	41		32
Interest cost	8,875	8,321		26
Expected return on plan assets	(7,718)	(8,979)		(22)
Employee contributions	(229)	-		-

	1,048	(617)		36

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

34.	Post-Retirement Benefit Plans (Continued) c) Change in net actuarial liabilities (assets)

	PBS /Visão		Visão –	Visão –
	Telesp/CTB	PAMA	Assist	TEmpresas

Liabilities, net – 12/31/2004	25,734	18,917	87	-
Expenses for 2005	1,783	(617)	36	-
Companies´ contributions in 2005	(6,579)	(20)	(35)	-
Recognition of (gains) losses in the year	919	4,826	(234)	-

Actuarial liabilities (assets), net – 12/31/2005	21,857	23,106	(146)	-

Expenses for 2006	(925)	1,770	8	43
Contributions from companies in 2006	(5,609)	(31)	(49)	(341)
Recognition of (gains) losses in the year	(8,035)	26,759	280	(1,222)
Business Combination – consolidation of TEmpresas	-	-	-	(2,586)

Actuarial liabilities (assets), net – 12/31/2006	7,288	51,604	93	(4,106)

Unrecorded surplus	16,038	-	-	4,106

Liabilities recorded in the balance sheet	23,326	51,604	93	-

d)	Change in actuarial liabilities

		PBS /Visão-			Visão	Visão
		Telesp/CTB	PAMA	PBS-A	Assist	TEmpresas

	Actuarial liabilities – 12/31/2004	114,700	75,388	768,752	257	-
	Cost of current service	3,232	41	-	32	-
	Interest on actuarial liabilities	12,099	8,321	83,007	27
	Benefits paid during the year	(9,313)	(5,845)	(68,604)	-	-
	Actuarial (gains) losses in the year	(12,395)	56	48,496	(121)	-

	Actuarial liabilities - 12/31/2005	108,323	77,961	831,651	195	-

	Cost of current service	2,582	-	-	35	510
	Interest on actuarial liabilities	11,588	8,616	89,947	20	263
	Benefits paid during the year	(9,172)	(5,293)	(71,556)	-	-
	Actuarial (gains) losses in the year	3,055	29,851	32,228	227	(574)
	Business Combination – consolidation of
	TEmpresas	-	-	-	-	2,529
	Migration between plans	1,673	-	-	-	(1,673)

	Actuarial liabilities - 12/31/2006	118,049	111,135	882,270	477	1,055

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

34.	Post-Retirement Benefit Plans (Continued) e) Change in plan assets

		PBS /Visão-			Visão	Visão
		Telesp/CTB	PAMA	PBS-A	Assist	TEmpresas

	Fair value of plan assets at 12/31/2004	98,606	56,471	999,710	170	-
	Benefits paid in the year	(9,314)	(5,845)	(68,604)	-	-
	Sponsor´s contributions in the year	6,767	20	-	36	-
	Return on plan assets in the year	13,141	4,209	146,244	22	-
	Gains/(losses) on assets	748	-	-	113	-

	Fair value of plan assets at 12/31/2004	109,948	54,855	1,077,350	341	-

	Benefits paid in the year	(9,172)	(5,293)	(71,556)	-	-
	Sponsor´s contributions in the year	5,736	32	-	48	716
	Return on plan assets in the year	14,942	9,937	299,413	51	359
	Business Combination – TEmpresas
	consolidation	-	-	-	-	5,115
	Gains/(losses) on assets	12,787	-	-	(56)	(1,029)

	Fair value of plan assets at 12/31/2006	134,241	59,531	1,305,207	384	5,161

f)	Expenses estimated for 2007

		PBS /Visão		Visão –	Visão –
		Telesp/CTB PAMA Assist			TEmpresas

	Cost of current service	3,349	-	86	248
	Interest cost	11,472	11,159	45	98
	Expected return on assets	(15,323)	(6,087) (45)		(604)
	Employee contributions	(191)	-	(1)	(20)

	Total expenses (reversals) for 2007	(693)	5,072	85	(278)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

34.	Post-Retirement Benefit Plans (Continued) g) Actuarial assumptions

		2006

	PBS/Visão
	Telesp/Visão
	Assist/CTB	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	10.24% p.a.	10.24% p.a.	10.24% p.a.
	12.50% p.a. for plans
	managed by Sistel
	and 12.75% p.a.
Expected return rate on plan assets	(PBS-Telesp) and	10.61% p.a.	13.18% p.a.
	11.66% p.a. (other)
	for plans managed
	by Visão Prev
Future salary increase rate	6.08% p.a.	6.08% p.a.	6.08% p.a.
Long-term inflation rate	4.00% p.a.	4.00% p.a.	4.00% p.a.
Medical cost increase rate	Not applicable	7.12%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	4.00% p.a.	4.00% p.a.	4.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable
Mortality table	AT-83 segregated by	AT-83 segregated	AT-83 segregated
	sex	by sex	by sex
Disability mortality table	IAPB-57	Not applicable l	Not applicable
Disability table	Mercer Disability	Mercer Disability	Not applicable
	0.15/ (employment
Turnover table	time + 1) from 50	Not applicable	Not applicable
	years on - zero
	Age at which	Age at which
	participants are first	social security
Retirement age			Not applicable
	entitled to one of the	retirement is
	benefits	eligible
% of active married participants on retirement date	95.00%	Not applicable	Not applicable
	Wives are 4 years
Age difference between participants and spouses	younger than	Not applicable	Not applicable
	husbands
Number of active participants and dependents	-	-	-
Number of assisted participants/beneficiaries	-	3,400	5,311
Number of active participants of PBS-Telesp / CTB plan	51	-	-
Number of retired participants of PBS-Telesp / CTB plan	326	-	-
Number of dependent groups of retirees of PBS-Telesp / CTB
plan	29	-	-
Number of active participants of Visão Telesp plan (including
self-sponsored)	6,810	-	-
Number of active participants of Visão Assist plan	136	-	-
Number of active participants of Visão Telefonica Empresas plan	293	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

34.	Post-Retirement Benefit Plans (Continued) g) Actuarial assumptions (Continued)

2005

PBS/Visão
Telesp/Visão
	Assist/CTB	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return rate on plan assets	13.98% p.a.	12.88% p.a.	12.53% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Long-term inflation rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable
Increase in use of medical services for each additional year of
age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable
	UP 94 forward 2	UP 94 forward 2	UP 94 forward 2
Mortality table	year - segregated	year - segregated	year – segregated
	by sex	by sex	by sex
Disability mortality table	IAPB-57	Not applicable	Not applicable
Disability table	Mercer Disability	Mercer Disability	Not applicable
0.15/ (employment
Turnover table	time + 1) from 50	Not applicable	Not applicable
years on - zero
	Age at which	Age at which social
participants are first
Retirement age		security retirement	Not applicable
	entitled to one of	is eligible
the benefits
% of active married participants on retirement date	95.00%	Not applicable	Not applicable
Wives 4 years
Age difference between participants and spouses	younger than	Not applicable	Not applicable
husbands
Number of active participants and dependents	-	-	-
Number of assisted participants/beneficiaries	-	3,282	5,334
Number of active participants of PBS-Telesp / CTB plan	44	-	-
Number of retired participants of PBS-Telesp / CTB plan	350	-	-
Number of dependent groups of retirees of PBS-Telesp / CTB
plan	23	-	-
Number of active participants of Visão Telesp plan (including
self-sponsored)	6,798	-	-
Number of active participants of Visão Assist plan	77	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

35. Insurance (Unaudited)

The Company and its subsidiaries’ polices, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

Type	Insurance coverage

Operational risks (with loss of profits)	US$7,752,527 thousand
Optional civil responsability - vehicles	R$1,000
ANATEL guarantee insurance	R$5,178

36. Financial Instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Carrying and market values of financial instruments as of December 31, 2006 and 2005 are as follows:

			Consolidated

		2006			2005

	Book		Market	Book		Market
	value		value	value		value

Loans and financing	(2,338,158)		(2,334,184)	(2,397,608)		(2,404,200)
Derivatives	(316,318)		(278,957)	(294,255)		(224,681)
Cash and cash equivalents	213,036		213,036	463,456		463,456

	(2,441,440)		(2,400,105)	(2,228,407)		(2,165,425)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

36. Financial Instruments (Continued)

The Company has a total direct and indirect interest of 0.95% in Portugal Telecom, valued by the cost method. The investment, at market value, is based on the last quotation of December 2006 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to €9,84 (€8,55 in December 2005):

				Consolidated

			2006			2005

		Book		Market	Book		Market
		value		value	value		Value

Portugal Telecom –	direct investment	75,362		221,850	75,362		189,267
Portugal Telecom –	indirect investment through
the subsidiary Aliança Atlântica		55,296		73,950	54,293		63,089

		130,658		295,800	129,655		252,356

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans, financing and purchase commitments denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

36.	Financial Instruments (Continued)

	a)	Exchange rate risk (Continued)

The Company’s indebtedness and the result of loan, financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of December 31 2006, 35.18% (36.45% on December 31, 2005) of the debt was denominated in foreign currency (U.S. dollar and yen); 99.88% (99.37% on December 31, 2005) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of December 31, 2006, these transactions generated a net consolidated loss of R$164,227. As of December 31, 2006, the Company recorded a liability of R$316,318 to reflect the existing temporary loss. As these concern coverage operations, part of the net consolidated negative result of R$ R$164,227 with derivatives is offset against exchange variation gains with debts, in the amount of R$70,749.

The book and market values of the Company’s exposure to the exchange rate risk as of December 31, 2006 and 2005 are as follows:

			Consolidated

		2006			2005

	Book		Market	Book		Market
	value		value	value		value

Liabilities
Loans and financing	822,603		816,608	873,966		875,581
Purchase commitments	65,855		65,855	37,138		37,138

Asset position on swaps	821,625		822,113	868,450		879,560

Net exposure	(66,833)		(60,350)	(42,654)		(33,159)

In view of the complexity of the process and insignificance of results, the Company decided not to renew the coverage of non-financial liabilities denominated in foreign currency. However, the exposure will continue to be monitored, and the Company may take out new coverages should the exposure become significant or be defined by the Company as material.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

36.	Financial Instruments (Continued)

	a)	Exchange rate risk (Continued)

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date.

For purposes of accounting practices adopted in Brazil, hedge operations (swap) are valued on the accrual basis, considering the related contractual provisions.

	b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations, negatively affecting financial charges and, consequently, its indebtedness.

As of December 31, 2006, the Company had R$822,603 (R$873,966 as of December 31, 2005) of loans and financing in foreign currency, of which R$553,394 (R$478,158 as of December 31, 2005) was at fixed interest rates and R$269,209 (R$395,808 as of December 31, 2005) was at variable interest rates (Libor). To prevent against the exchange risk and variable interest rates on these foreign currency debts (Libor), the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (Interbank Deposit Certificate), in a way that the Company’s financial result is affected by the CDI variation. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,514,514 (R$1,521,744 as of December 31, 2005), as described in Note 18. On the other hand, the Company invests its excess cash (temporary cash investments) of R$173,165 (R$424,459 as of December 31, 2005), mainly in short-term instruments, based on the CDI variation, which also reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

36.	Financial Instruments (Continued)

	b)	Interest rate risk (Continued)

As of December 31, 2006, the Company carried out swap operations – CDI x fixed – to partially cover the internal interest rate fluctuations. Covered operations mature in January 2007 and 2008 and the amounts contracted total R$739,781 and R$168,535, respectively. Such derivative operations generated a negative consolidated net result of R$2,110, and this temporary loss was recorded in statements of income and in liabilities to reduce the temporary loss of derivatives.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debts and accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates which affect the Company’s debts.

	c)	Debt acceleration risk

As of December 31, 2006, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants, which could accelerate the collectibility of liabilities, have been fully complied with by the Company.

	d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer bill has been overdue for more than 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of December 31, 2006, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among creditworthy financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued) December 31, 2006 and 2005 (In thousands of reais)

37.	Capital Expense Commitments (Unaudited)

The Company submitted the Capital Budget for 2007, in the amount of R$1,845,129 (consolidated), to the appreciation of its Board of Directors, for subsequent approval in the General Shareholders’ Meeting, according to article 196 of Law No. 6404/76. Sources of funds will include the Company´s cash and financing.

38.	Management Compensation

The management compensation paid by the Company to its Board of Directors and officers amounted to approximately R$22,300 (R$23,600 in 2005). Of this amount, R$15,400 (R$16,100 in 2005) correspond to salaries and benefits, and R$6,900 (R$7,500 in 2005) to bonus.

39.	Additional Information

a)

On October 27, 2006, Decree No. 47817 was published in the Official Gazette of the Municipality of São Paulo, regulating Law No. 14023/05, which establishes that all aerial cabling in the city of São Paulo be buried and to comply with the Law. The Company is analyzing the effects of the referred to regulation in order to study its impacts.

	b)	On January 15, 2007, Telesp and Windsor Investimentos Imobiliários Ltda., wholly- owned subsidiary of Tecnisa S.A., entered into a Private Agreement of Sale and Purchase of Property, concerning the building owned by Telesp, located at Avenida Marquês de São Vicente, nº 2353, corner with Avenida Nícolas Boer, nº 301, Barra Funda District, São Paulo-SP, with a total area of 251,380.81 m², for the total amount of R$ 134,555, to be paid by Windsor to Telesp by April 15, 2007, occasion when the related Public Deed of Sale and Purchase will be written up. The residual value as of December 31, 2006 is of approximately R$46,000.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT December 31, 2006 and 2005

1. Board of Directors Message

Eight years passed since the privatization, the company obtained great achievements, and amongst the most important we distinguish the social inclusion, allowing the less favored part of the population to have access to the telephony and internet services, basic items for the personal and familiar progress in the Information Era.

Alternative plans as the Economy Line, the Control Line and more recently the Minutes Plans are examples of offers that attend specific necessities of the different segments of the market, giving the user options even more adapted to their profile in the access to the fixed telephony.

In the beginning of 1998, in the State of São Paulo, only 8% of the class D families had fixed telephone. In accordance with the last available data, the telephonic line is present in approximately 50% of the homes. In class C, this democratization of the service also happened. Eight years ago, 35% of the homes had telephone and, currently, the telephonic line is present in more than 80% of the families. In the State of São Paulo, the total number of fixed telephones of the Society passed from 6.4 million in the end of 1998, to 12.1 million in the end of 2006, with a net 100% digital.

The number of public telephones in São Paulo State cities increased significantly, passing from 180 thousand in 1998 to current 250 thousand - what represents a density of 6.8 public telephones per group of a thousand inhabitants, index greater than the one found in metropolises of countries as United States, France, Germany and Spain. In the State of São Paulo, we installed approximately 1.5 thousand telephones for hearing impaired.

As a result of the universalization efforts, the telephonic density in the state of São Paulo reaches 30 lines per 100 inhabitants, a similar index to the ones registered in Portugal and Spain.

Once achieved the universalization goals set by ANATEL, in 2001 when the Company became the first fixed-line telephone operator to achieve them, the key words started to be technological convergence and profitability of the investments.

Relating to the technological convergence, and according to the spirit of being always a pioneer in the innovative products offered and attending better the community telecommunications necessities, the Company has dedicated since 2001 great efforts to the expansion of the internet connection services in broadband and dialup connections (approximately 2 million customers have access to the internet through Telesp’s network).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

1.	Board of Directors Message (Continued)

Recently, the Company has searched solutions to offer alternatives in video and TV to its subscribers, either through partnerships or directly, but always in compliance with the regulation and the objective of better attending the customers and its needs.

During the year of 2006, the Company reached the mark of 12,113,031 lines in service and a productivity of 1,670 lines per employee (considering fixed lines in service plus ADSL lines), an efficiency parameter that, once more, is situated amongst the best ones in the world.

The digital services, which contain intelligent facilities such as calls identification, simultaneous attendance, calls transference, mail box, and others, reached in 2006 6.0 million subscribers and a total of 18.2 million individual facilities.

Today the broadband data connection services through ADSL technology, commercialized under the brand "Speedy", is a national leader with 1,606,685 subscribers, what makes TELESP a detainer of an average of 39.7 users per a thousand inhabitants in the State of São Paulo, superior to the ones registered in other Latin American countries. In this broadband internet service, the telephone operators dispute the market with the cable TV companies and alternative solutions through radio waves.

The internet access connections was also extended due to investments of approximately R$413 millions in expansion and improvement of IP Network (Internet Protocol) and broadband projects, which allow users to have internet access in most of São Paulo State cities without paying an interurban call to the internet providers in the biggest cities.

The Company’s investments regarding modernization, expansion, quality and maintenance of the network in 2006 amounted to R$1,721.4 millions, which proves the commitment of Telefónica Group with the future in Brazil.

During the year of 2006, the Company paid to the Federal, State and Municipal Governments a consolidateda amount of R$7.270 billions in taxes and contributions. The Company paid R$138.6 millions for the FUST (Fund for Universal Access to Telecommunications Services), and R$64.6 million for the FUNTTEL (Fund for Telecommunications Technological Development).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

1.	Board of Directors Message (Continued)

During the year of 2006, the Company declared dividends and interest on shareholders’ equity (JSCP) in the gross total amount of R$ 5.80 for a thousand ordinary shares and R$ 6.38 for a thousand preferred shares, referring to this exercise. Such amounts are proportional to the Company’s finance-economic solid condition, even though it could be considered modest comparing to the investments made by the Company since the privatization.

The Company’s indebtedness can be considered low for its size, of which 35.2% of its loans were negotiated in foreign currency. The financial administration efficient policies and cambial covering reduced the net financial expenses.

In relation to the profitability, even with all the expended efforts, the investment return rate in the sector is lower than the Company’s cost of capital.

The Company has 8,215 direct employees, and more than 40 thousand that are indirectly hired.

Telefónica Group is aware of its social and environmental responsibility, and to co- ordinate the efforts of its companies in this way, of which TELESP is part, on March 1999, it was instituted the Telefónica Foundation.

Among the diverse initiatives, it could be distinguished the following programs: EducaRede, open and free portal for students and teachers from public schools, Pró Menino, which promotes the defense of Child and the Adolescent Rights, and the volunteering program that tries to supply the poor communities necessities.

Concerned about the society’s welfare, TELESP created on November 2006 the Environment Committee that has an objective of preserving the environment in all processes incorporated to its business.

2.	Economic Context

During 2006 the Brazilian economy fundaments referring to the external sector has experimented additional advances. The trade balance presented again a record result, reaching the amount of USS 46.1 billion. The international reserves increased USS 32 billion, getting to an amount of US$85,8 billion in the end of 2006, also a historical record. Due to these facts, there were important improvements in the external solution indicators, which help the continuous decrease of risk-Brazil rate during the year.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

2.	Economic Context (Continued)

In fact, risk-Brazil rate measured for Embi+ decreased from 311 to 192 points throughout 2006, the lowest level since the beginning of the series initiated in 1994.

With these trade balance and international reserves records, also the decrease of the risk- country rate, the Real currency continued its valuation trajectory already observed since 2004. The average exchange rate in 2006 was R$/USS 2.18, against R$/USS 2.43 in 2005. It means, the Brazilian currency was valued in 10.3% in nominal terms. Among others effect, this movement of national currency valuation presented important consequences in the inflation to the consumer. For the first time since the beginning of the inflation project goals, the IPCA (inflation index) accumulated in the year reached 3.14% in 2006, below than the 4.5% goal established by the Central Bank of Brazil.

This favorable inflation evolution made possible to the Central Bank of Brazil the continuation of the reduction of the basic interest rate initiated in the second semester of 2004. The Selic rate was reduced in 475 points, reaching 13.25% in the end of the year. As a result, the internal demand showed dynamism signals. In the work market, the salaries presented a 6.7% increase. Moreover, it also fits to distinguish the stimulation given to the credit expansion, whose participation in the GDP (Gross Domestic Product) jumped from 31.2% in the end of 2005 to 34.3% in the end of 2006.

The services sector was benefited in this scenario of economic growth. The expansion of wages and credit, combined with the appreciation of the Brazilian Real currency in relation to the American dollar, resulted in increased power of Brazilian consumers to purchase, affecting positively the capacity of our consumers to acquire the telecommunications services.

The benefit of the increasing internal demand becomes even higher because of the evolution profile of the country income distribution. In accordance to IBGE (Brazilian Institute of Geography and Statistics), the income distribution for domiciles presents an improvement for the seventh consecutive year, a positive factor considering the elasticity of the demand for telephony in the less favorable part of the population.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

3.	Regulatory Environment

On December 31, 2005, the Concession Contract STFC (Commuted Fix Telephone Service) expired and, on December 22, 2005, it was extended for more 20 years.

The contract foresees periodic reviews every five years - being the dates foreseen for those reviews: December 31, 2010, December 31, 2015 and December 31, 2020. The new contract, besides establishing new conditions, universalization and quality goals, has onerous character, which means that every two years, during the twenty years of the contract, the concessionaires will have to pay a renewal tax equivalent to 2% of the STFC income of the year previous to the payment, net of taxes and social contributions.

The new contract, valid since January 1, 2006, establishes new conditions, being the main ones:

Alteration in the mechanics of tariffs readjustment. It passes to be applied the IST (Sector Index of the Telecommunications) that is composed by diverse economic indexes, instead of the IGP-DI (General Price Index). The readjustment occurred on July 2006 still considered the two indices, weighed for the period (last 7 months of IGP-DI of 2005 and 5 first months of IST of 2006). The tariffs readjustment homologated on July 2006 was -0.38% for local calls and -2.73% for long distance calls. The tariff readjustment will continue to occur in an annual basis, which means, the next one is foreseen for July 2007, already entirely indexed to the IST;

Introduction to the productivity factor simplified (Factor X) in tariffs calculation, in substitution to the used index of 1% of annual productivity in the previous contract.

The way to calculate the new productivity factor establishes that the profit productivity is divided between the operator and the user, in the ratio of 50% for each one. It was considered information from 2004 and 2005 for the calculation of Factor X in 2006; and

Launching on July 1, 2006 of AICE (Individual Access Special Class) – prepaid service special for population with low income. The main characteristics of the AICE are reduced monthly subscription fees (when compared with the classic line signature), and the absence of free minutes package, being all calls prepaid, through credits acquired in prepaid cards.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

3.	Regulatory Environment (Continued)

The 2006 year also foresaw an alteration in the way of charging the local calls, changing to minutes, instead of pulses. This process demanded investment and preparation from the Company so that the migration occurs until the end of July. However, this alteration was delayed by Anatel and will have to happen during the first semester of 2007, having July 31 as the limit date for the total migration of the subscribers.

Summarizing, the 2006 year was marked by the adequacy of the Company to the new conditions of concession contract, remaining, however for 2007 the alteration in the way of charging on the local calls (sometimes known as migration from pulse to minute).

4.	Corporate Structure

4.1	Corporate Structure

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued)

December 31, 2006 and 2005

4.	Corporate Structure (Continued)

4.2	Corporate Reorganization

On March 9, 2006, Telesp and Telefônica Data Brasil Holding S.A. (TDBH), both under the Telefónica Group control, announced a proposal to restructure the Multimedia Communications Service (“SCM”) activities of Telefônica Empresas S.A. and Telesp. The operation included the following stages:

(i)

merger of TDBH by Telesp, whereby TDBH members receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. would become a wholly-owned subsidiary of Telesp. Telesp would succeed TDBH in all its rights and obligations; and

(ii)	partial spin-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services is already provided by Telesp.

In July 28, 2006, the Company’s restructuring process was finished. The Company merged the net assets of Telefônica Data Brasil Holding S.A. – TDBH, based on book value as of December 31, 2005, according to valuation report prepared by a specialized company, including the financial flows occurred until July 31, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

4.	Corporate Structure (Continued)

4.3	Ownership Position

In 2006, the controlling group’s ownership composition has changed minimally, as result of Telefónica Data Brasil Holding S.A. (“TDBH”) merger by Telesp.

By the end of 2006, Telefónica Internacional S.A. – TISA owned 34.87% of common shares and 80.53% of preferred shares and SP Telecomunicações Holding Ltda, 49.19% of common shares and 7.11% of preferred shares. Telefónica Data do Brasil Ltda kept 1.52% of common shares and 1.50% of preferred shares of the Company.

A. TELESP

	Common	Preferred	Total

Controlling Group	144,462,997	300,749,850	445,212,847

%	85.57%	89.13%	87.95%

Others	24,146,295	36,482,339	60,628,634

%	14.30%	10.81%	11.98%

Treasury[1]	210,578	185,213	395,791

%	0.12%	0.05%	0.08%

Total stocks amount	168,819,870	337,417,402	506,237,272

1 Treasury shares from TDBH merger process.

5.	Operating Performance

5.1	Commercial Strategies

In the past few years, fixed wire terminals plant has achieved a high level, becoming twice as big as it was in 1998 (beginning of concession). Maturity signs, however, can already be observed on Premium and Traditional segments. Aiming to keep fixed wire telephony attractiveness, the market has been developing segmented access offers, especially for lower income segments, which has been widely adopted by Telesp in specific market niche offers, as “Linha da Economia” and “Linha Controle”, for example (as well as “Jovem”, “Limite”, “Economia Família” and “Linha Lazer” accesses).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

5.	Operating Performance (Continued)

5.1	Commercial Strategies (Continued)

Voice traffic value’s defense, by Telesp, has been successful by enlarging the “Minutes Packages”, including Speedy discounts (thus deepening relationship with clients). In Long Distance market, the establishment of fairly competitive fees has sustained the position of the Company’s already consolidated “Super-15” brand, despite the increasingly incited competition from alternative communication solutions, especially from VoIP.

Besides traditional telephony, Telesp has increased its focus and activities to other markets, especially those with higher expansion potential, as the broadband and the data communication sectors.

In broadband, Speedy stands as leader, despite the increasingly incited competition observed last year. Initiatives developed during the year, as the technical upgrade of a significant part of Speedy’s plant and dual package offers (voice and broadband package) have contributed to the leadership maintenance.

For the residential segment, Telesp has continually extended available services on its terminal, a contribution to disconnection fee reduction on digital and line services.

Another outcome in 2006 was Telefónica Group’s ingression on TV market, through partnerships to offer channel packages via DTH (direct-to-home) and the strategic partnership to TVA. These partnerships intend to make triple-play offers possible, attending the new demands for more complete and integrated service and increasing satisfaction of an important share of our clients.

In data market, Telesp has presented fairly satisfying results, shown by the recent 100% occupation of Data-center and the highest historic index on client’s satisfaction. Telefónica Empresas S.A.’s merger by Telesp, referring to Multimedia Communications Service (“SCM”) activities, has contributed for a competitive positioning improvement in this market, through voice and data integrated offers, and for national coverage.

On the corporative segment intense competition has been taking place, as a result of companies in the data market consolidation. Telesp stands in this segment as a complete telecommunication solutions provider (data, wire line, mobile and Internet), pursuing to strengthen its position and increase the satisfaction of these demanding costumers through offers even more integrated to their needs.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

5.	Operating Performance (Continued)

5.2	Interconnection and Network

Due to interconnection public offer, occurred in the previous year, interconnection agreements signed with all telecommunication providers were renegotiated in 2006, aiming to attend the definitions established by the regulatory agency and also Telesp’s strategic intents, by reducing interconnection costs. Additionally, new agreements were established, due to the ingression of 7 (seven) new Commuted Fixed Telephony Service and Specialized Mobile Service providers in the market.

Competition on long distance service was extended because of implantation of 8 (eight) new providers selection codes (CSP – Provider Selection Code), which summed a total of 21 (twenty-one) actual CSPs in the State of São Paulo.

The interconnection public offer was brought up to date attending to the results of negotiations with providers, the changes on provided services, and the regulation disposals. Procedures for reduction of stated periods for the new requests of interconnection attendance has been elaborated, as well as quality level monitoring and achieving on interconnections providing, highlighting the availability rate of 99.8%.

Regarding products and solutions stands out the creation of a prepaid long distance call guiding service (completeness of network) and the wholesale clients’ requests national attendance, via satellite. As to the postpaid local and long distance call guiding service, 20 new agreements were negotiated.

The first contract establishing quality levels on co-billing services was signed. By implanting cadastral data exchange, the direct billing automatic system to other companies’ clients was activated.

This year, long distance interconnection network with wireless providers was finally implemented on high traffic regions, allowing the correct billing of call from these providers’ clients.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

5. Operating Performance (Continued)

5.3 Business Performance

Evolution of ADSL clients
(Thousands)
CAGR: 52%
1,500
1,250
1,000
750
500
250
0
198
333
484
826
1,207
1,607
2001
2002
2003
2004
2005
2006

Average Lines in Service
(Thousands)
12,000
10,000
8,000
6,000
4,000
2,000
0
7,257
9,269
11,858
12,552
12,388
12,295
12,416
12,319
1999
2000
2001
2002
2003
2004
2005
2006

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

5.4	ISO 9001 Certification

TELESP conquered the NBR ISO 9001:2000 Global Certification with the following target:

Management and Execution of the process of Commercialization, Installation, Functioning, Invoicing, Attendance and Technician Support for the activities related to the service rendering of Voice for the segment of Public Telephony and Voice, Data and Broadband (Speedy) and for Residential and Business segments;

Management and Execution of Net Projects for the activities related to the rendering of services of Voice for the Segment of Public Telephony and Voice, Data and Broad Band (Speedy), and for Residential and Business segments; and

Management of Attendance Rendered by Customer Relation Center with Telefônica Empresas SA customers related to Voice and Data services in the State of São Paulo (except Data-Center).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

5.	Operating Performance (Continued)

5.4	ISO 9001 Certification (Continued)

This certification represents the recognition of the Company’s effort and the certainty that Telesp is moving towards the Integrated Model of Quality Management.

This is the biggest NBR ISO 9001:2000 Certification in Brazil, and involved 7500 employees and 500 sites.

5.5	Perspectives

The technological convergence is one of the most influential factors in the development of the telecommunications market today, which have fomented discussions in the technological field and the legal, regulatory and marketing fields. However, the drawn scene is still uncertain, involving complex questions, such as the convergence of telephony services and television (video). Ahead of this scenario, the action intensification aiming to bring a more convergent and present positioning to TELESP starts to be fundamental to the construction of a more complete service portfolio, for voice and data. These actions go through a higher integration between operations - in special integrating fixed and mobile voice - and for the development of segmented offers, for residential and corporate customers.

The broadband is considered a fundamental handspike for the development of products and convergent services. Going beyond simple access to available contents in the internet, today it has supported new models of business - as VoIP, e-commerce and Triple-play - and Telesp had the leading role in the direction of these market movements. Amongst the initiatives in this way, we distinguish the VOD project (video on demand), that uses IP platform for transmission of video files into digital format, already in the testing phase.

The current scene also presents questions related to the reduction of infrastructure through new technologies, and even possible disentail between infrastructure and service. At this way, an acceleration of geographic expansion out of fixed operators’ original concession areas is expected. This increase of competitiveness is already occurring, mainly through the mobile market and long distance calls, and it tends to also intensify in the local fixed operation. Telesp has followed this trend, and has the strategy to get the chances beyond its initial performance areas and continue to be the leader in region-3.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

5.	Operating Performance (Continued)

5.5	Perspectives (Continued)

Also, the strong growth of the wireless business occurred in the last years is showing signals of deceleration and competitiveness increase. Due to that, it is expected that the wireless operators pass each time to search new sources of revenue beyond this growth, and the fixed line telephony business will be one of the main targets.

6.	Financial Performance

6.1	Net and Gross Operating Revenue

In 2006, the Society settled gross operational revenue consolidated of R$20.796,8 millions, a growth of 2,2% as of the same period of 2005. The net operating revenue totalized R$14.643,0 milhões (R$14.395,1 thousands in 2005). The tariff’s realignment that occurred on July 2005, increase of communication revenues between companies, growth of "Speedy" service and the increase of public telephony services contributed for this performance

6.2	Operating Profit before Net Finance Expenses

The operating profit before the net finance expenses presented a 10.3% increase from R$3,835.8 million in 2005 to R$4,231.7 million in 2006. The main contribution for this increase is the growth of the operational activities of the data-communication services and public telephony. Other operating revenues are also highlighted, in special the effect of the reversal of the PIS (Social Contribution Tax on Gross Revenue for Social Integration Program) and COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) liability after favorable decision of the Supreme Federal Court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued)

December 31, 2006 and 2005

6.	Financial Performance (Continued)

6.3	EBITDA

	The consolidated EBITDA (Earnings Before Taxes, Depreciation and Amortization)
	reached R$6,907.7 million, 5.4% higher than the amount registered in 2005. The
	EBITDA margin was 47.2%.
	In millions of Reais	2006	2005

	Operating Income before net Financial Expenses (*)	4,231.7	3,835.8
	Depreciation and Amortization Expenses
	Services Rendered Costs (Note 26)	2,351.3	2,396.2
	Selling Expenses (Note 27)	14.6	7.9
	General and Administrative Expense (Note 28)	275.6	271.0
	Goodwill Amortization (Note 30)	34.5	41.4

	EBITDA	6,907.7	6,552.3

	EBITDA edge
	a) EBITDA	6,907.7	6,552.3
	b) Net Operating Revenue(*)	14,643.0	14,395.1
	a) / b)	47.2	45.5

	(*) See statements of income.
6.4	Financial Results
		2006	2005

	Loans and Financing (Note 17)	823.6	875.9
	Debentures (Note 18)	1,514.5	1,521.7
	Total	2,338.1	2,397.6
	Temporary loss in derivative operations (*)	316.3	294.3
	Net indebtedness	2,654.4	2,691.9

	(*) See balance sheets

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

6.	Financial Performance (Continued)

6.4	Financial Results (Continued)

The Company ended up the exercise of 2006 with a debt of R$2,338.1 million (R$2.397,6 million in 2005) or 22.0% of the equity (22.5% in 2005). The resources received are 35.2% in foreign currency.

In the comparative degree of 2006 to 2005, the financial result, excluded the interest on shareholders’ equity, increased by R$129.2 million, although still presenting a negative amount, influenced by loan payments in foreign currency during the year and by the dollar reduction, which impacted the exchange rate variation.

The Company pledges constant efforts to take reasonable decisions, by means of the current market conjuncture, to protect its debts of eventual cambial loss’ effects.

6.5	Net Profit

The net profit presented a positive evolution of 10.8%, moving from R$2,541.9 million in 2005 to R$2,816.2 million in 2006, influenced basically by the growth of the net operating revenues. The net margin was 19.2%.

In millions of Reais	2006	2005

a) Net Profit of 2006 (*)	2,816.2	2,541.9
b) Net Operating revenue (*)	14,643.0	14,395.1
a) / b)	19.2%	17.7%

(*) See statements of income.

The Company invested in 2006, R$1.72 billion in the expansion program and modernization of telecommunications services, including investments related to the expansion of broadband structure and to new value added services.

During the year, the Company’s investments program had the objective to reach the highest quality standards and availability to our customers, without losing the focus in the growth of the corporative profitability and in the Company’s competitive preparation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

6.	Financial Performance (Continued)

6.6	Investments (Continued)

In order to satisfy an increasingly requiring demand, new products and services had been launched, including investments to attend the Government of the State of São Paulo’s demand, and the internet business was prioritized, mainly related to the consolidation of the Group leadership in the broadband market, which service structure grew 33.0% in the year. In addition, it’s important to show the investments in the network critical points, which resulted in a significant reduction in defects and in the maintenance costs, as well as the investments used in the modernization of the systems of Customers Attention, Business Infrastructure, Billing and Collecting (ATIS).

The Company prepares to act in an incited competition market, through the supply of products, which value for the customer increases continuously, and inside the viability rules related to its invested capital and the regulatory landmark.

We presented below the investments amounts consolidated in the last year, on December 31, 2006:

	R$ Million	%

Management (General Support) (*)	329.3	19.1
Switch Equipment	31.3	1.8
Transmission Equipment	122.9	7.1
Infra-structure	60.8	3.5
External Network Equipment	382.1	22.2
Data Communication	307.2	17.8
Subscribers Equipments	297.7	17.3
Long Distance	35.2	2.0
Others	154.9	9.0

Total of Exploration Investments	1,721.4	100.0

(*)Including systems of support, energy equipment and those destined to the general support.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued)

December 31, 2006 and 2005

7. Capital Markets

Telesp has common shares (ON) and preferred shares (PN) negotiated in the BOVESPA (SÃO PAULO STOCK EXCHANGE) with symbols TLPP3 and TLPP4, respectively. The ADRs, level II of Telesp, are negotiated under symbol TSP on New York Stock Exchange (NYSE).

BOVESPA closed the year of 2006 with a new historical record (44,747 points), consequence of the rules improvement that conduct the market, of the country’s economy stability and of the favorable external environment.

The market of share offering, that presented a volume of R$31.2 billion, presented the greatest growth: 120.5% in relation to R$14.1 billion registered throughout 2005. The Stock Exchange had 26 IPOs. In the total, including the secondary shares issuance, there were 42 companies that appealed to the stock market.

In 2006, Telesp’s common and preferred shares (adjusted for dividends) value increase 47% and 32%, respectively. The ON daily average negotiated volume was R$1.226 million while the PNs totalized R$4.439 millions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

7.	Capital Markets (Continued)

TELESP’s ADR value had a 44% increase, amounting to USS25.53 in the end of the year. The daily negotiated average volume was equivalent to USS2.025 millions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued)

December 31, 2006 and 2005

8. Shareholder’s Remuneration Policy

TELESP does not have a formal policy of revenue payment. The Company respects what was established by the Law nº 6,404/76 to pay at least 25% of its adjusted net profits for the period. Historically, TELESP has paid an amount above what is required by the law. In 2006, the Company presented a pay out of 111%.

The sum of the unitary gross amount of dividends and interest on shareholders’ equity (JSCP) declared in 2006 was R$5.80 for each common share and R$6.38 for each preferred share.

Distribution of paid values in 2006:

Common Shares

			Date of

		Shareholding	beginning	Gross Value	Net Value

Year	Type	Position	payment	(R$/share)	(R$/share)

2005	JSCP	12/30/2005	06/26/2006	0.72404851457	0.61544123739

2006	Dividends	05/23/2006	06/26/2006	2.16601751841	2.16601751841

2006	JSCP	05/23/2006	06/26/2006	0.53705791049	0.45649922392

2006	Dividends	11/13/2006	12/11/2006	2.18694810876	2.18694810876

2006	JSCP	11/13/2006	12/11/2006	0.68573796631	0.58287727136

Preferred Shares

			Date of

		Shareholding	beginning	Gross Value	Net Value

Year	Type	Position	payment	(R$/share)	(R$/share)

2005	JSCP	12/30/2005	06/26/2006	0.79645336603	0.67698536112

2006	Dividends	05/23/2006	06/26/2006	2.38261927025	2.38261927025

2006	JSCP	05/23/2006	06/26/2006	0.59076370154	0.50214914631

2006	Dividends	11/13/2006	12/11/2006	2.40564291964	2.40564291964

2006	JSCP	11/13/2006	12/11/2006	0.75431176294	0.64116499850

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

9.	Corporate Governance

With the purpose to promote a good corporate governance, to increase the quality of the information disclosures and to reduce the investors’ uncertainties, TELESP has worked on the creation and implantation of internal norms and politics to make the policies very clear and objective. The Company believes that these actions will benefit the shareholders, current and future investors, as well as the market in general. Among the actions that the company has implemented, we distinguish:

	-	Creation and implantation of normative and internal policies:

Disclosure of Act and Relevant Fact Policies, according to CVM Instruction 358;

Normative on register, communication and control of finance-accounting information;

Normative on the pre-approval of services to be contracted from the external auditors;

Internal Regulation of Conduct in Matters Related to Securities;

Norms and conducts for financiers (code of ethics);

Norms and conducts for employees (code of ethics); and

Normative on communication of information to the markets.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

9.	Corporate Governance (Continued)

	-	The creation of Board of Directors Committees:

Service Quality and Commercial Attention Committee;

Audit and Control Committee; and

Corporate Governance Committee

	-	Annual Disclosure of Corporative Governance Inform, that contains information referring to the main practicals of corporative governance adopted by the Company, also its shareholding structure, characteristics, composition and the administration agencies abilities, obligations and administrators responsibility.

	-	Establishment, for the Auditing and Control Committee, of procedures for the reception and treatment of related denunciations related to the accounting subjects and auditing (whistleblower channel); and

	-	The annual global remuneration of the administrators is approved by the shareholders in general meeting, as foreseen for the Brazilian law. The individualization of this remuneration to the members of the administration is carried through by the Board of Directors through its Corporate Governance Committee.

TELESP internal rules related to the conduct to be adopted in order to prevent eventual practical of "insider trading" are defined in intern normative, in special in its Internal Regulation of Conduct in Matters Related to Securities. The Executive Direction, the members of the Board of Directors and any other employee exposed to the sensible information are subject to restrictions imposed from such regulation. This intern normative defines periods of negotiation blackout, and establishes rules to prevent and/or to deal with conflict of interest situations.

9.1	Investor Relations

In order to obtain correct valuation of its shares, Company’s adopts practices aiming to clarify its policies to investors.

The Company provides investors’ most demanded information at its web page (www.telefonica.com.br/investidores/), as well as an IR team attending by phone or by individual meetings, at the Company, to clarify doubts. Moreover, notices, relevant facts and accounting statements are kept at these regulation commissions: CVM (Brazilian Securities Commission), in Brazil, and SEC (Security Exchange Commission) in the USA.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

9.	Corporate Governance (Continued)

9.2	Board of Directors

The Company Board of Directors is formed, at least, by 5 (five) members, up to the maximum of 15 (fifteen) members, mandating for 3 years, with reelection allowed. There are only shareholders in this Board, one of then elected by the preferred shares votes, in a separated voting. The others are elected by common shares votes.

Ordinary meetings are held once every three months. Special meetings are held when necessary, by means of the president’s invocation. The Board of Directors’ decisions are taken by majority on votes, when the majority of the executing Board is present. The president not only has his common vote but also the quality vote, in the case of a draw. He also represents this Board when invocating, presiding and nominating the secretary in the Shareholders General Meetings, as well as invocating and presiding the own Board of Directors’ Meetings.

9.3	Executive Board

The Executive Board represents the Company actively and passively, being therefore responsible for managing social business by the necessary or convenient practices. Executive Board members are elected by the Board of Directors for a three-year long mandate, with reelection allowed.

According to the social statement, there shall be 3 (three) members, at least, to 12 (twelve) members, maximum, shareholders or not, residing in the country, to be elected by the Board of Directors.

9.4	Financial Code of Conduct (ethics code)

An ethics code regulates conduct of executives towards financial and accounting information, registration and control and confidential privileged information access.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

9.	Corporate Governance (Continued)

9.5	Employees’ Code of Conduct (ethics code)

Employees’ Code of Conduct reflects the Company values and principles, which are to guide its conduct as well as of the people who are part of it. It is also to inspire working procedures demanding contact with clients, shareholders, employees, suppliers and general public. Telesp’s employees must be aware of each of their decisions and acts, especially regarding their professional activity, as effects on the Company’s reputation.

9.6	Fiscal Committee

In Telesp this committee is permanent. Fiscal Committee members are elected on the Shareholders General Meeting, for a one-year mandate, with reelection allowed. As defined by law, preferred shares owners have the right to elect two members for the committee: an effective and a substitute, in a separate voting, without participation of the Parent Company preferred shares voting.

In accordance to legal disposal, besides reimbursement of expenses generated by the function execution, Fiscal Committee members are granted remuneration, defined by the Shareholders General Meeting that elected them. The remuneration of each member can not be less than 10% of the average remuneration of each director, profit sharing apart.

9.7	Audit and Control Committee

Created on December 2002, as an auxiliary committee, connected to the Board of Directors, is provided an own regulation, approved by this board.

Members are chosen periodically among Board of Directors members which are not Executive Board members; being their mandate as long as theirs mandates while members of the Board of Directors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

9.	Corporate Governance (Continued)

9.7	Audit and Control Committee (Continued)

Not prejudicing any of the Board of Directors functions, Audit and Control Committee’s role is to inform and/or recommend the Board regarding:

External audit designation, contract conditions, professional mandate reach, and contract revocation or extension, if that is the case;

The Company’s accounts analysis, especially for compliance to legal requirements and generally accepted accounting principles;

External and Internal audit results, as well as management’s providences towards audit recommendations;

Prove internal control systems adequacy and integrity;

Attend external audit contract, for clear and precise opinion on annual accounts and audit report; and

Receive information regarding detected relevant deficiencies of control systems and financial conditions, from intern audit.

9.8	Independent Auditors

In compliance with the terms of CVM Instruction 381, of January, 14, 2003, and Official Memorandum CVM/SNC/SEP 01/2006, of February, 22, 2006, Telesp and its subsidiaries inform that the Company’s policy towards independent auditors, regarding services provision not related to external audit, are based on principles that preserve the auditor’s independence. These principles estate that no auditor can audit his/her own work, execute executive functions, stand for the client or provide any other service prohibited by current rules, preserving independence of work carried out by audit service providers.

During financial year 2006, the Company paid its independent auditors, Ernst & Young Auditores Independente SS, the total amount of R$2.771 thousand, for audit and audit related services.

There were no payments to the firm above indicated, related to services that are not external audit, observed during this period.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

10.	Human Resources

Aware of people’s importance to achievement of Company’s goals, Telesp has been intensifying personnel development and capacitating programs.

Not a surprise the Company has been three times pointed as one of the best places to work in Brazil. For the second year in a row, Telesp has been among the best 150 workplaces for “Exame-Você S/A” (analysis conducted by Institute of Administration Foundation of the São Paulo University) and the best 50 workplaces for women.

Telesp has also been among the 100 companies elected by Great Place to Work Institute and Época magazine. Great Place to Work, along with IDG (Computerworld) publisher developed a study concerning the best workplaces in IT & Telecom industry, including hardware, software, IT as well as telecom companies. The study identified Telesp among the best 10. Great Place to Work, along with Melhor, Brazilian Human Resources Association’s magazine, has brought to light Telesp’s Corporative Educational Program.

10.1	Interaction

In 2006, the Company launched “Portal de RH” (HR Portal), gathering all employees’ interest information, using uncomplicated language and attractive looks, all of it in a single place.

Every working day of the year, no exceptions, Telesp’s employees receive the “Bom Dia Telefónica” email (Good Morning Telefónica), with the main news regarding the company.

On the second half of 2006, Telesp has launched a communication channel exclusively to executives, the “Gente Executivo” (Executive People), containing strategic information as well as information to be held to the teams.

10.2	Salaries

Telesp adopts a modern, flexible and transparent remuneration policy, in order to attract and retain talents in a highly competitive market, also stimulating and recognizing professionals’ individual performance, according to goals and results achieved. Based on the “Remuneração Total” (Total remuneration) concept, the company’s remuneration strategy target is to pay salaries according to average in a selected market, achieving higher amounts by variable remuneration programs and a wide benefits package.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

10.	Human Resources (Continued)

10.2	Salaries (Continued)

In 2006, over 1.1 thousand professionals of Telesp were promoted;

2,741 employees received an average readjustment of 5.87%; and

10% of executive board are ascending employees, from which, other 24 achieved new levels in their careers.

10.3	Development Programs

Strongly investing in personnel capacity and development programs, Telesp has obtained the following results for 2006:

145 employees in auto financed MBA courses;

19,534 presences for 125,098 hours of actual training;

Over 8,200 participants on e-learning programs, up to a sum of 25,365 hours of training; and

R$6 millions invested on capacity and development and R$2,130 millions for technologic capacity.

10.4	Benefits

In 2006, Telesp invested R$98 million on benefits to employees.

R$34 million were invested on PLAMTEL, one of the best health insurance available. It covers not only health assistance established by law but also other health care areas;

Telesp also invests R$34 millions on special food benefits. The beneficiary can split the total amount received between meal and groceries;

The company provides a retirement plan to employees, as for each R$1 of employee contribution, Telesp contributes with the same amount;

Permanent discounts on Speedy broadband and Digital TV services;

R$2 million on life insurance to employees;

Day-care benefit, reaching 292 parents currently;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

10.	Human Resources (Continued)

10.4	Benefits (Continued)

Through Telesp, 350 employees have bought cars on the Company’s auctions;

R$3 million were invested on commute benefits;

There are also benefit agreements with entities related to the telecom industry and to Telesp, as: ABET (Telecommunication Employees Beneficent Association) and Coopertel (Telefónica Group’s Employees Credit Cooperative).

10.5	Employees Profile

Age range distribution

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

10. Human Resources (Continued)

10.5 Employees Profile (Continued)

Time of Service Distribution

19.5%
13.6%
26.5%
9.4%
7.3%
10.7%
9.6%
3.4%
Until 2 years
From 3 to 5 years
From 6 to 10 years
From 11 to 15 years
From 16 to 20 years
From 21 to 25 years
From 26 to 30 years
More than 31 years

Gender distribution

Female; 34.3%
Male; 65.7%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

11.	Social Responsibility

Telesp understands the importance of providing society with social, educational and cultural projects. Therefore, it has been increasing its compromise to stimulate and invest on employees and support needed communities.

11.1	Telefónica Foundation

Through Telefónica Foundation’s projects, Telesp privileges social inclusion of less favored population, as well as social compromise. Listed below, there are some of the works developed by the Foundation:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

11.	Social Responsibility (Continued)

11.1	Telefónica Foundation (Continued)

EducaRede promotes internet as a pedagogic tool. In 2006, “Coisas Boas Da Minha Terra” project, carried through in a partnership with State Educational Agency, won the 3rd Mário Covas prize, in the category of information and communication technology use. Besides, over 1.5 thousand education professionals have debated digital inclusion on EducaRede Latin American Congress;

Pró-Menino promotes the Child and Adolescent Rights defense, focusing school as a priority. Pró-Menino is formed by the Pró-Menino Portal, which carried through the second “Causos do ECA” contest in 2006, the “Jovens em Conflito com a Lei”, that acts with youth in fulfillment of partner-educative measures, the “Redes de Atenção à Criança e ao Adolescente” and the “Combate ao Trabalho Infantil”, starting to support projects in five cities in 2007: Bauru, Ourinho, Saints, São Paulo and Sumaré;

Memória Telefónica, which pursues preservation and public availability of telecommunications history. In 2006 it has published the book “São Paulo Pelo Telefone” - images of the first half of the 20th century;

Telefónica Volunteers support employees who engage or are willing to involve on volunteering. Amongst the actions carried out in 2006, Volunteers’ Day had great prominence, with the presence of over 780 employees in Jardim Ângela working at Santos Mártires Society. Two areas of the institution had been revitalized, meanwhile society’s children recreation and lectures for the community had been held. The action took place also in the cities of Bauru, Campinas, Ribeirão Preto, São José do Rio Preto, Santos and Rio de Janeiro. The Child Incentive Campaign has counted on participation of over 597 employees, who donated 1% of their income tax to the Gaia de Guarulhos Project that monthly takes care of 260 social risked youngsters. For each R$1 donated by employees, Telesp donated other R$1.

The collected amount of money was directed to the project for headquarter acquisition and for its activities accomplishment.

11.2	Sponsorships

Telesp’s support to the most different projects of the society has allowed some cultural projects on classic music, literature and plastic arts to be taken to community. There had been a total of about 40 great sponsorships that altogether reached 3.3 million people. Among these, we list:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

11.	Social Responsibility (Continued)

11.2	Sponsorships (Continued)

The “Exposição Concreta '56 - a raiz da forma” at MAM (Modern Art Museum of São Paulo). Visitation totalized 56.028 people, a record of public, who could appreciate masterpieces of the period’s main artists;

Bachiana Chamber Orchestra presentations with maestro João Carlos Martins at six cities in São Paulo State countryside, had allowed democratization of access to culture in public squares and full theaters;

The Nemirovsky Foundation’s Quantity exhibition - O Olhar do Colecionador -, for example, gathered Di Cavalcanti, Brecheret, Tarsila do Amaral, Ismael Nery and Rego Monteiro. Over 100 national and international modernists’ masterpieces, among paintings, sculptures and paper art. The exposition’s entrance was free;

Financing ITA’s (Aeronautics Technological Institute) team travel to the 10th Robotic World Championship, in Germany. The team achieved, amongst 40 countries, the 7th place in the category Rescue Simulation Virtual Robots (12th in

Rescue Simulation Agents and 25th in Soccer Simulation 3D).

12.	Environment

Telesp respects environment as an essential part of its corporative responsibility, developing various actions thus aiming the reduction or elimination of negative ambient impacts, cooping with economic, social and cultural progress of the society.

Telesp has subscribed the World Pact of United Nations, which emphasizes three environment directed principles: prevention, wide responsibility and development without disrespect to environment.

Amongst Telesp’s initiatives for environment preservation, we can list:

  Alternative energy source acquisition (PCHs - Small Hydroelectric Centers and Biomass Mill – “Energia Limpa”);
  Energy and water management center implementation, centralizing administration of these resources and seeking optimization and efficiency in their use;
  Awareness programs on operational man power education, regarding rational use of electricity and water, by means of internal lectures, workshops, etc;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2006 and 2005

12.	Environment (Continued)

Modification on emergency electricity generators installations (fed with diesel oil), by implanting ecological tanks and leaking detection;

Acoustic treatment system implantation for emergency generators’ and air conditioning system’s noise reduction;

Along with Montreal’s Protocol regarding the plan of extinguishing Ozone layer damaging gases;

Lead-acid stationary batteries discard, at end of useful life, directly to manufacturers, in agreement to Conama Resolution;

Telesp runs a solid Natural Resources exploitation program, especially on water and energy. Company’s practices allow energy providers to improve their structure, for a minor need for equipments.

ENVIRONMENT COMITEE

Concerned about Environment preservation, Telesp created an Environment Management Committee on November 21, 2006. Through the Committee, in association to Occupational Safety and Health, an Environment Management policy was elaborated, soon to be spread to the whole Company.

This initiative shall permit continuous work conditions improvement, preserving environment through all business processes. Resources availability to develop activities preventing environment pollution will make this possible.

Environment Management System implantation expects:

Environmental Risks Reduction;

Benefits for Telesp, clients, employees, society and Environment;

Company’s valuation;

New markets entering;

Reduced penalties risk by public force;

Trustworthy on product’s sustainability;

Wider environmental awareness;

Resources use rationalization;

Pollutants reduction and control;

Harmonization of activities towards environment;

Among others.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued)

December 31, 2006 and 2005

13. Thanks Notes

The Company’s Administration is grateful for its shareholders, clients, suppliers, financial institutions and other related entities support and reliance. It is especially grateful to its employees for the undertaken devotion and effort, who allowed the Company to achieve the presented results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	April 4, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director